As filed with the Securities and Exchange Commission on July 20, 2005

Registration Statement No.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

American Tower Corporation

(Exact name of registrant as specified in its charter)

Delaware	65-0723837
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James D. Taiclet, Jr.

Chairman, President and Chief Executive Officer

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William H. Hess, Esq. Executive Vice President and General Counsel American Tower Corporation 116 Huntington Avenue Boston, Massachusetts 02116 Tel: (617) 375-7500 Fax: (617) 375-7575	Matthew J. Gardella, Esq. Palmer & Dodge LLP 111 Huntington Avenue Boston, Massachusetts 02199-7613 Tel: (617) 239-0100 Fax: (617) 227-4420

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Warrants to purchase Class A common stock	808,000 warrants	N/A	N/A	N/A
Class A common stock, $.01 par value	11,389,012 shares(3)(4)	$21.28	$242,358,175	$28,526

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and Rule 457(g) under the Securities Act based upon the average high and low sales prices of our Class A common stock, as reported on the New York Stock Exchange on July 19, 2005.
(2)	Pursuant to Rule 457(g) under the Securities Act, no separate registration fee is payable with respect to the warrants as they are being registered in the same registration statement as the Class A common stock offered pursuant thereto.
(3)	Includes the resale of shares of our Class A common stock that are issuable upon the exercise of the warrants.
(4)	In accordance with Rule 416 under the Securities Act, we are also registering an indeterminate number of additional shares of Class A common stock which may be issued from time to time as a result of stock splits, stock dividends and similar events, and the adjustment provisions of the warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)

Registration No. 333-119162

Subject to Completion, dated July 20, 2005

PROSPECTUS

This prospectus relates to resales of up to 808,000 warrants to purchase shares of our Class A common stock and up to 11,389,012 shares of our Class A common stock issuable upon exercise of the warrants by securityholders identified under the “Selling Securityholders” section of this prospectus. These securityholders may offer and sell all of the warrants and our Class A common stock being registered from time to time. Each warrant entitles the holder to purchase 14.0953 shares of our Class A common stock at an exercise price of $0.01 per share at any time on or after January 29, 2006. Unless exercised, the warrants will automatically expire at 5:00 p.m., New York City time, on August 1, 2008. This prospectus also relates to the issuance and sale of our Class A common stock issued upon the exercise of the warrants by subsequent purchasers of the warrants. In January 2003, we issued the warrants as part of a private placement to institutional investors.

We will not receive any proceeds from the sale of warrants or Class A common stock by the selling securityholders other than payment of the exercise price of the warrants.

Holders of warrants are not entitled to vote. Holders of our Class A common stock are entitled to one vote per share.

The warrants are not listed on any national securities exchange. Our Class A common stock is traded on the New York Stock Exchange under the symbol “AMT.” On July 14, 2005, the closing sale price of our Class A common stock on the New York Stock Exchange was $21.42 per share. You should obtain current market quotations for our Class A common stock.

Investing in the warrants and our Class A common stock involves a high degree of risk. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the Public Reference Room. Our SEC filings are also available to you on the SEC’s website at http://www.sec.gov. Copies of some of these documents are also available on our website at http://www.americantower.com. Our website is not part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us, the warrants and our Class A common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to effectiveness of this registration statement and after the date of the prospectus and before the sale of all the securities covered by this prospectus; provided, however, we are not incorporating any information furnished under Item 7.01 or Item 2.02 of any Current Report on Form 8-K:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 30, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 10, 2005;

•	Our Current Reports on Form 8-K filed with the SEC on February 9, 2005, February 14, 2005, February 28, 2005, March 9, 2005, March 30, 2005, May 4, 2005, May 4, 2005, May 5, 2005, May 20, 2005, June 28, 2005 and July 6, 2005; and

•	The description of our Class A common stock contained in our registration statement on Form 8-A (File No. 001-14195) filed on June 4, 1998.

In addition, in connection with the proposed merger of American Tower and SpectraSite, Inc., we incorporate by reference into this prospectus certain financial information of SpectraSite. As described in the section captioned “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 39, we incorporate by reference:

•	The audited consolidated financial statements of SpectraSite contained in its Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 16, 2005; and

•	The unaudited condensed consolidated financial statements of SpectraSite contained its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 10, 2005.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at:

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

Attention: Investor Relations

Telephone: (617) 375-7500

Exhibits to the documents incorporated by reference will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, the warrants and shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of warrants or shares of our Class A common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements about future events and expectations, or forward-looking statements, in this prospectus and in the documents incorporated by reference into this prospectus. We have based those forward-looking statements on our current expectations and projections about future results. When we use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” or “intend,” or similar expressions, we do so to identify forward-looking statements. Examples of forward-looking statements include statements we make regarding our proposed merger with SpectraSite, future prospects of growth in the wireless communications and broadcast infrastructure markets, the level of future expenditures by companies and other trends in those markets, our planned dispositions of non-core assets, our ability to maintain or increase our market share, our future operating results, our future capital expenditure levels, and our plans to fund our future liquidity needs.

You should keep in mind that any forward-looking statement made by us in this prospectus and the documents incorporated by reference into this prospectus speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other factors may cause our actual results to differ materially from those expressed in our forward-looking statements, including those factors set forth in this prospectus under the heading “Risk Factors.” We have no duty to, and we do not intend to, update or revise forward-looking statements made by us in this prospectus and the documents incorporated by reference into this prospectus, except as required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statements made by us in this prospectus and the documents incorporated by reference into this prospectus or elsewhere might not occur.

SUMMARY

This summary highlights selected information about us. The following information is qualified in its entirety by reference to the more detailed information and financial statements, including notes thereto appearing elsewhere or incorporated by reference herein. You should read this entire prospectus carefully, including “Risk Factors” and the documents that we have filed with the SEC and incorporated by reference into this prospectus. Unless the context otherwise requires, references to “we,” “us,” “our” and “American Tower” are to American Tower Corporation and its consolidated subsidiaries, unless it is clear from the context that we mean only American Tower Corporation. We sometimes refer to American Towers, Inc., our wholly owned principal operating subsidiary, as ATI.

AMERICAN TOWER CORPORATION

Overview

We are a leading wireless and broadcast communications infrastructure company with a portfolio of over 14,800 towers. Our primary business is leasing antenna space on multi-tenant communications towers to wireless service providers and radio and television broadcast companies. We own and operate towers throughout the United States and Mexico, as well as in selected markets in Brazil. We operate the largest independent portfolio of wireless communications and broadcast towers in the United States and Mexico, based on number of towers and revenue.

Our tower portfolio provides us with a recurring base of leasing revenues from our existing customers and growth potential due to the capacity to add more tenants and equipment to these towers. Our broad network of towers enables us to address the needs of wireless service providers on a national basis. With the sale of our tower construction services unit in November 2004, we substantially completed our strategic transition to a focused tower leasing business and now offer only limited services that directly support our rental and management operations and the addition of new tenants on our towers. We intend to capitalize on the continuing increase in the use of wireless communication services by actively marketing space available for leasing on our existing towers and selectively developing or acquiring new towers that meet our return on investment criteria.

Our core leasing business, which we also refer to as our rental and management segment, accounted for approximately 99.3% and 99.2% of our segment operating profit for the years ended December 31, 2004 and 2003, respectively. In 2005, we expect that our rental and management segment will continue to contribute approximately 99% of our segment operating profit, which we define as segment revenue less direct segment expense (rental and management segment operating profit includes interest income, TV Azteca, net).

An element of our strategy is to continue focusing our operations on our rental and management segment by divesting non-core assets, using the proceeds to purchase high quality tower assets, and reducing outstanding indebtedness. Between January 1, 2003 and December 31, 2004, we completed approximately $142.7 million of non-core asset sales and have used or will use the net proceeds to acquire new tower assets and to repay outstanding indebtedness. These sales include the disposition of certain non-core services businesses, including Flash Technologies, Galaxy Engineering, Kline Iron & Steel and our tower construction services unit.

We believe that our strategy of focusing operations on our rental and management segment has made our consolidated operating cash flows more stable, will provide us with continuing growth and will enhance our returns on invested capital because of the following characteristics of our core leasing business:

•	Long-term tenant leases with contractual escalators. In general, a lease with a wireless carrier has an initial term of five-to-ten years with multiple five-year renewal terms thereafter, and lease payments typically increase 3% to 5% per year.

•	Tower operating expenses are largely fixed. Incremental operating costs associated with adding wireless tenants to a tower are minimal.

•	Low maintenance capital expenditures. On average, a wireless tower requires low annual capital investments to maintain.

•	High lease renewal rates. Wireless carriers tend to renew leases because repositioning a site in a carrier’s network is expensive and may adversely affect network quality, and because suitable alternative sites may not exist or be available.

Strategy

Our strategy is to capitalize on the continuing growth in the use of wireless communication services and the infrastructure requirements necessary to deploy current and future generations of wireless communication technologies. Between December 2001 and December 2004, the number of wireless service subscribers in the United States increased from 128.4 million to 180.5 million, representing an increase of approximately 41% and market penetration of approximately 61%. From December 2001 through December 2004, the number of cell sites (i.e., the number of antennae and related equipment in commercial operation, not the number of towers on which that equipment is located) increased from approximately 127,500 cell sites to approximately 175,700. In Mexico, the number of wireless service subscribers increased from approximately 21.8 million in December 2001, to approximately 38.5 million in December 2004, representing an increase of approximately 77% and market penetration of approximately 36%. In Brazil, the number of wireless service subscribers increased from approximately 28.7 million in December 2001, to approximately 65.6 million in December 2004, representing an increase of approximately 129% and market penetration of approximately 36%.

We believe the continuing growth in the number of wireless subscribers and the minutes of use per subscriber will require wireless carriers to add cell sites to maintain the performance of their networks in the areas they currently cover and to extend service to areas where coverage does not yet exist. As wireless carriers continue to add subscribers and seek to limit churn, we also anticipate that they will focus on network quality as a competitive necessity and will invest in upgrades to their networks. In addition, we believe that as wireless data services, such as email, internet access and video, are deployed on a widespread basis, the deployment of these technologies will require wireless carriers to further increase the cell density of their existing networks, may require an overlay of new technology equipment, and may increase the demand for geographic expansion of their network coverage. To meet this demand, we believe wireless carriers will continue to outsource their tower infrastructure needs as a means of improving existing service coverage, implementing new technology, accelerating access to their markets and preserving capital, rather than constructing and operating their own towers and maintaining their own tower service and development capabilities.

We believe that our existing portfolio of towers, our tower related services offerings and our management team position us to benefit from these trends and to play an increasing role in addressing the needs of wireless service providers and broadcasters. The key elements of our strategy include:

•	Maximize Use of Our Tower Capacity. We believe that our highest returns will be achieved by leasing additional space on our existing towers. Annual rental and management revenue and segment operating profit grew by approximately 10% and 16%, respectively, during 2004. We anticipate that our revenues and segment operating profit will continue to grow because many of our towers are attractively located for wireless service providers and have capacity available for additional antenna space rental that we can offer to customers at low incremental costs to us. Because the costs of operating a tower are largely fixed, increasing utilization significantly improves operating margins. We will continue to target our sales and marketing activities to increase utilization of, and investment return on, our existing towers.

•

Actively Manage Our Tower Portfolio. We actively manage our portfolio of towers by selling non-core towers and reinvesting a portion of the proceeds in high quality tower assets. In 2004, we sold 52 non-core towers and used a portion of the proceeds from these sales and other funds to acquire 214 towers. Our goal is to enhance operating efficiencies either by acquiring towers with high growth potential or by disposing or exchanging towers in areas where we do not have operating economies of scale. If we are successful in disposing of certain tower assets, we may reinvest a portion of the proceeds in tower assets that are expected to provide a greater return.

•	Employ Selective Criteria for New Tower Construction and Acquisitions. We continue to construct, redevelop and acquire new towers when our initial and long-term return on investment criteria are met. These criteria include securing leases from customers in advance of construction, ensuring reasonable estimated construction costs and obtaining the land on which to build the tower, whether by purchase or ground lease, on reasonable terms.

•	Continue Our Focus on Customer Service and Processes. Because speed to market and reliable network performance are critical components to the success of wireless service providers, our ability to assist customers in meeting their goals will contribute to our success. We intend to continue to focus on customer service by, for example, reducing cycle time for key functions, such as lease processing. Accordingly, we have established a team dedicated to exploring and leveraging customer-driven process improvement capabilities. We believe that this effort should enable us to increase revenue generation through improved speed, accuracy and quality. In addition, sharing operational processes and outcomes establishes another connection point with our customers and provides us valuable input and relationship enhancing opportunities.

•	Build On Our Strong Relationships with Major Wireless Carriers. Our understanding of the network needs of our customers and our ability to convey effectively how we can satisfy those needs are key to our efforts to add new antenna leases, cross-sell our services and identify desirable new tower development projects. We are building on our strong relationships with our customers to gain more familiarity with their evolving network plans so we can identify opportunities where our nationwide portfolio of towers and experienced personnel can be used to satisfy their needs. We believe that we are well positioned to be a preferred partner to major wireless carriers and broadcasters in leasing tower space and new tower development projects because of the location of our towers, our proven operating experience and the national scope of our tower portfolio and services.

•	Participation in Industry Consolidation. We believe there are benefits to consolidation among tower companies. More extensive networks will be better positioned to provide more comprehensive service to customers and to support the infrastructure requirements of future generations of wireless communication technologies. Combining with one or more other tower companies also should result in improvements in cost structure efficiencies, with a corresponding positive impact on operating results. These benefits should, in turn, enhance access to capital and accelerate the de-levering process. Accordingly, we continue to be interested in participating in the consolidation of our industry on terms that are consistent with these perceived benefits and that create long-term value for our stockholders.

Recent Developments

On May 3, 2005, we entered into an agreement and plan of merger with SpectraSite, Inc. providing for, among other things, the merger of SpectraSite with a wholly owned subsidiary of American Tower. Under the terms of the merger agreement, each share of SpectraSite common stock will be converted into the right to receive 3.575 shares of our Class A common stock. Consummation of the merger is subject to certain conditions, including approval by our stockholders, approval by SpectraSite’s stockholders and other customary closing conditions. In connection with the merger, we filed a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus, which the SEC declared effective on June 16, 2005. The joint proxy statement/prospectus contains information regarding the merger and the special meeting of stockholders to be held on August 3, 2005. The special meeting is being held to approve proposals relating to the merger and a proposal to amend and restate our restated certificate of incorporation, as described in the joint proxy statement/prospectus. The merger is expected to close in the second half of 2005.

Our principal executive offices are located at 116 Huntington Avenue, Boston, Massachusetts 02116, and our telephone number is (617) 375-7500. Our website address is www.americantower.com. We have not incorporated by reference into this prospectus the information included on, or linked from, our website, and you should not consider it to be a part of this prospectus.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference into this prospectus, in evaluating us, our business and an investment in the warrants. Any of the following risks as well as other risks and uncertainties not presently known to us or that we currently deem immaterial could seriously harm our business and financial results and cause the value of the warrants or shares of our Class A common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks Related to the Warrants and Our Class A Common Stock

The market for our Class A common stock may be volatile.

The market price of our Class A common stock could be subject to wide fluctuations. These fluctuations could be caused by:

•	quarterly variations in our results of operations;

•	changes in earnings estimates by analysts;

•	conditions in our markets; or

•	general market or economic conditions.

In addition, in recent years the stock market has experienced price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many companies, often unrelated to the operating performance of the specific companies. These market fluctuations could adversely affect the price of the warrants.

There will be dilution of the value of our Class A common stock when the warrants are exercised.

The warrants represent the right to purchase approximately 11.4 million shares of our Class A common stock. The shares underlying the warrants represented approximately 5.5% and 4.7% of our outstanding common stock at issuance and as of March 31, 2005, respectively (assuming all the warrants are exercised). These warrants will become exercisable on or after January 29, 2006 at an exercise price of $0.01 per share and expire August 1, 2008. The issuance of these shares will have a dilutive effect on the value of our Class A common stock when the warrants are exercised.

There may be no public market for the warrants being offered, which would significantly impair the liquidity of the warrants.

There has been no public market for any of the warrants and we cannot assure you as to:

•	the liquidity of any such market that may develop;

•	your ability to sell your warrants; or

•	the price at which you would be able to sell your warrants.

The initial purchasers in our January 2003 private placement of the units of which the warrants were a part are not obligated to make a market in these securities, and they may discontinue any such market-making at any time at their sole discretion. Accordingly, we cannot assure you as to the development or liquidity of any market for these warrants.

Your ability to exercise the warrants is limited by the terms of the warrants and may be limited under state and federal securities laws.

You will not be allowed to exercise the warrants before January 29, 2006. You will be able to exercise your warrants only if a registration statement relating to the exercise of the warrants has been declared effective by the SEC and remains effective at that time or the exercise of the warrants is exempt from the registration requirements of the Securities Act of 1933, as amended, and the applicable securities laws of the state in which you reside. We cannot assure you that once this registration statement is declared effective, we will be able to keep the registration statement continuously effective. Moreover, while we have filed this registration statement to facilitate resales of the warrants and the underlying shares, subject to certain exceptions, we are no longer obligated to keep the registration statement effective for any specified period of time.

Since the warrants are executory contracts, they will have no value in a bankruptcy.

In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts that may be subject to rejection by us with approval of the bankruptcy court. As a result, holders of the warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization.

Risks Related to Our Business

Decrease in demand for tower space would materially and adversely affect our operating results and we cannot control that demand.

Many of the factors affecting the demand for wireless communications tower space, and to a lesser extent our network development services business, could materially affect our operating results. Those factors include:

•	consumer demand for wireless services;

•	the financial condition of wireless service providers;

•	the ability and willingness of wireless service providers to maintain or increase their capital expenditures;

•	the growth rate of wireless communications or of a particular wireless segment;

•	governmental licensing of spectrum;

•	mergers or consolidations among wireless service providers;

•	increased use of network sharing arrangements or roaming and resale arrangements by wireless service providers;

•	delays or changes in the deployment of 3G or other technologies;

•	zoning, environmental, health and other government regulations; and

•	technological changes.

The demand for broadcast antenna space is dependent on the needs of television and radio broadcasters. Among other things, technological advances, including the development of satellite-delivered radio, may reduce the need for tower-based broadcast transmission. We could also be affected adversely should the development of digital television be further delayed or impaired, or if demand for it were less than anticipated because of delays, disappointing technical performance or cost to the consumer.

Substantial leverage and debt service obligations may adversely affect us.

We have a substantial amount of indebtedness. As of March 31, 2005, we had approximately $3.1 billion of consolidated debt. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay when due the principal of, interest on, or other amounts due with respect to our indebtedness. Approximately 22% of our outstanding indebtedness bears interest at floating rates. As a result, our interest payment obligations on such indebtedness will increase if interest rates increase. Subject to certain restrictions under our existing indebtedness, we may also obtain additional long-term debt and working capital lines of credit to meet future financing needs. This would have the effect of increasing our total leverage.

Our substantial leverage could have significant negative consequences on our financial condition and results of operations, including:

•	impairing our ability to meet one or more of the financial ratios contained in our debt agreements or to generate cash sufficient to pay interest or principal, including periodic principal amortization payments, which events could result in an acceleration of some or all of our outstanding debt as a result of cross-default provisions;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional debt or equity financing;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our debt, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete; and

•	placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

Restrictive covenants in the credit facility and indentures could adversely affect our business by limiting flexibility.

The credit facility and the indentures governing the terms of our debt securities contain restrictive covenants and, in the case of the credit facility, requirements that we comply with certain leverage and other financial tests. These limit our ability to take various actions, including incurring additional debt, guaranteeing indebtedness, issuing preferred stock, engaging in various types of transactions, including mergers and sales of assets, and paying dividends and making distributions or other restricted payments, including investments. These covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, new tower development, merger and acquisition or other opportunities.

If our wireless service provider customers consolidate or merge with each other to a significant degree, our growth, revenue and ability to generate positive cash flows could be adversely affected.

Significant consolidation among our wireless service provider customers, such as the recently completed transaction between Cingular Wireless and AT&T Wireless and the pending transaction between Sprint PCS and Nextel, may result in reduced capital expenditures in the aggregate because the existing networks of many wireless carriers overlap, as do their expansion plans. Similar consequences might occur if wireless service providers engage in extensive sharing, roaming or resale arrangements as an alternative to leasing our antennae space. In January 2003, the Federal Communications Commission (FCC) eliminated its spectrum cap, which prohibited wireless carriers from owning more than 45 MHz of spectrum in any given geographical area. The

FCC has also eliminated the cross-interest rule for metropolitan areas, which limited an entity’s ability to own interests in multiple cellular licenses in an overlapping geographical service area. Also, in May 2003, the FCC adopted new rules authorizing wireless radio services holding exclusive licenses to freely lease unused spectrum. Some wireless carriers may be encouraged to consolidate with each other as a result of these regulatory changes as a means to strengthen their financial condition. Consolidation among wireless carriers would also increase our risk that the loss of one or more of our major customers could materially decrease revenues and cash flows.

Due to the long-term expectations of revenue from tenant leases, the tower industry is sensitive to the creditworthiness of its tenants.

Due to the long-term nature of our tenant leases, we, like others in the tower industry, are dependent on the continued financial strength of our tenants. Many wireless service providers operate with substantial leverage. During the past few years, several of our customers have filed for bankruptcy, although to date these bankruptcies have not had a material adverse effect on our business or revenues. If one or more of our major customers experience financial difficulties, it could result in uncollectible accounts receivable and our loss of significant customers and anticipated lease revenues.

Our foreign operations are subject to economic, political and other risks that could adversely affect our revenues or financial position.

Our business operations in Mexico and Brazil, and any other possible foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. For the three months ended March 31, 2005 and the year ended December 31, 2004, approximately 18.3% and 16.6%, respectively, of our consolidated revenues were generated by our international operations. We anticipate that our revenues from our international operations may grow in the future. Accordingly, our business is subject to risks associated with doing business internationally, including:

•	changes in a specific country’s or region’s political or economic conditions;

•	laws and regulations that restrict repatriation of earnings or other funds;

•	difficulty in recruiting trained personnel; and

•	language and cultural differences.

In addition, we face risks associated with changes in foreign currency exchange rates. While many of the contracts for our international operations are denominated in the U.S. dollar, others are denominated in the Mexican Peso or the Brazilian Real. We have not historically engaged in significant hedging activities relating to our non- U.S. dollar operations, and we may suffer future losses as a result of changes in currency exchange rates.

A substantial portion of our revenues is derived from a small number of customers.

A substantial portion of our total operating revenues is derived from a small number of customers. Approximately 66% of our revenues for the three months ended March 31, 2005 and approximately 64% of our revenues for the year ended December 31, 2004 were derived from ten customers. Our largest domestic customer is Cingular Wireless, which merged with AT&T Wireless in October 2004. Cingular Wireless represented approximately 15% of our total revenues for the three months ended March 31, 2005, and the combined revenues of Cingular Wireless and AT&T Wireless represented approximately 14% of our total revenues for the year ended December 31, 2004. Verizon Wireless represented approximately 12% of our revenues for the three months ended March 31, 2005 and the year ended December 31, 2004. Sprint PCS and Nextel, which announced their merger plans in December 2004, had combined revenues that would have represented approximately 11% of our total revenues for the three months ended March 31, 2005 and 10% of our total revenues for the year ended December 31, 2004. Our largest international customer is Iusacell Celular, which accounted for approximately 5% of our total revenues for the three months ended March 31, 2005 and the year ended

December 31, 2004. Iusacell is also an affiliate of TV Azteca, which owns a minority interest in Unefon, which is our second largest customer in Mexico and accounted for approximately 4% and 3% of our total revenues for the three months ended March 31, 2005 and the year ended December 31, 2004, respectively. In addition, we received $3.5 million and $14.3 million in interest income, net, from TV Azteca for the three months ended March 31, 2005 and the year ended December 31, 2004, respectively. If any of these customers were unwilling or unable to perform their obligations under our agreements with them, our revenues, results of operations, and financial condition could be adversely affected.

In the ordinary course of our business, we also sometimes experience disputes with our customers, generally regarding the interpretation of terms in our agreements. Although historically we have resolved these disputes in a manner that did not have a material adverse effect on our company or our customer relationships, these disputes could lead to a termination of our agreements with customers or a material modification of the terms of those agreements, either of which could have a material adverse effect on our business, results of operations and financial condition. If we are forced to resolve any of these disputes through litigation, our relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenues or increased costs, resulting in a corresponding adverse effect on our operating results.

Status of Iusacell Celular’s financial restructuring exposes us to certain risks and uncertainties.

Iusacell Celular is our largest customer in Mexico and accounted for approximately 5% of our total revenues for the three months ended March 31, 2005 and the year ended December 31, 2004. Iusacell currently is in default under certain of its debt obligations and is involved in litigation with certain of its creditors. If Iusacell files for bankruptcy, or if the creditor litigation has an adverse impact on Iusacell’s overall liquidity, it could interfere with Iusacell’s ability to meet its operating obligations, including rental payments under our leases with them.

New technologies could make our tower antenna leasing services less desirable to potential tenants and result in decreasing revenues.

The development and implementation of new technologies designed to enhance the efficiency of wireless networks could reduce the use and need for tower-based wireless services transmission and reception and have the effect of decreasing demand for antenna space. Examples of such technologies include technologies that enhance spectral capacity, such as lower-rate vocoders, which can increase the capacity at existing sites and reduce the number of additional sites a given carrier needs to serve any given subscriber base. In addition, the emergence of new technologies could reduce the need for tower-based broadcast services transmission and reception. For example, the growth in delivery of video services by direct broadcast satellites could adversely affect demand for our antenna space. The development and implementation of any of these and similar technologies to any significant degree could have an adverse effect on our operations.

We could have liability under environmental laws.

Our operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state and local and foreign environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials and wastes. As owner, lessee or operator of approximately 14,800 real estate sites, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. In addition, we cannot assure you that we are at all times in complete compliance with all environmental requirements. We may be subject to potentially significant fines or penalties if we fail to comply with any of these requirements. The current cost of complying with these laws is not material to our financial condition or results of operations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to government regulations and changes in current or future laws or regulations could restrict our ability to operate our business as we currently do.

We are subject to federal, state, local and foreign regulation of our business, including regulation by the Federal Aviation Administration (FAA), the FCC, the Environmental Protection Agency and the Occupational Safety and Health Administration. Both the FCC and the FAA regulate towers used for wireless communications and radio and television antennae and the FCC separately regulates transmitting devices operating on towers. Similar regulations exist in Mexico, Brazil and other foreign countries regarding wireless communications and the operation of communications towers. Local zoning authorities and community organizations are often opposed to construction in their communities and these regulations can delay, prevent or increase the cost of new tower construction, collocations or site upgrade projects, thereby limiting our ability to respond to customer demand. Existing regulatory policies may adversely affect the timing or cost of new tower construction and locations and additional regulations may be adopted that increase delays or result in additional costs to us or that prevent or restrict new tower construction in certain locations. These factors could adversely affect our operations.

Increasing competition in the tower industry may create pricing pressures that may adversely affect us.

Our industry is highly competitive, and our customers have numerous alternatives for leasing antenna space. Some of our competitors, such as national wireless carriers that allow collocation on their towers, are larger and have greater financial resources than we do, while other competitors are in weak financial condition or may have lower return on investment criteria than we do. Competitive pricing pressures for tenants on towers from these competitors could adversely affect our lease rates and services income.

In addition, if we lose customers due to pricing, we may not be able to find new customers, leading to an accompanying adverse effect on our profitability. Increasing competition could also make the acquisition of high quality tower assets more costly.

Our competition includes:

•	national tower companies;

•	wireless carriers that own towers and lease antenna space to other carriers;

•	site development companies that purchase antenna space on existing towers for wireless carriers and manage new tower construction; and

•	alternative site structures (e.g., building rooftops, billboards and utility poles).

If we are unable to protect our rights to the land under our towers, it could adversely affect on our business and operating results.

Our real property interests relating to our towers consist primarily of leasehold and sub-leasehold interests, fee interests, easements, licenses and rights-of-way. A loss of these interests may interfere with our ability to operate our towers and generate revenues. For various reasons, we may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to completing an acquisition of sites. Further, we may not be able to renew ground leases on commercially viable terms. Of the approximately 14,000 towers in our portfolio that we own, or hold subject to long-term capital lease, approximately 80% are located on leased land. Approximately 11% of these sites are on land where our property interests in such land have a final expiration date of less than 10 years. Our inability to protect our rights to the land under our towers may have a material adverse affect on us.

Our costs could increase and our revenues could decrease due to perceived health risks from radio emissions, especially if these perceived risks are substantiated.

Public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, these perceived health risks could slow the market acceptance of wireless communications services and increase opposition to the development and expansion of tower sites. The potential connection between radio frequency emissions and certain negative health effects has been the subject of substantial study by the scientific community in recent years. To date, the results of these studies have been inconclusive.

If a connection between radio frequency emissions and possible negative health effects, including cancer, were established, or if the public perception that such a connection exists were to increase, our operations, costs and revenues would be materially and adversely affected. We do not maintain any significant insurance with respect to these matters.

The bankruptcy proceeding of our Verestar subsidiary exposes us to risks and uncertainties.

Our wholly owned subsidiary, Verestar, Inc., filed for protection under Chapter 11 of the federal bankruptcy laws on December 22, 2003. Verestar was reported as a discontinued operation through the date of the bankruptcy filing in 2003 for financial statement purposes and, as of the date of the bankruptcy filing, was deconsolidated for financial statement purposes. In December 2004, substantially all of the remaining fixed assets of Verestar were sold. The bankruptcy proceeding will continue, however, until such time as all claims against Verestar are settled and approved by the Bankruptcy Court.

If Verestar fails to honor certain of its contractual obligations because of its bankruptcy filing or otherwise, claims may be made against us for breaches by Verestar of those contracts as to which we are primarily or secondarily liable as a guarantor. As of March 31, 2005, we do not expect claims from these contractual obligations to exceed $5.0 million. In addition, on June 29, 2004, the Bankruptcy Court approved a stipulation between Verestar and the Official Committee of Unsecured Creditors appointed in the bankruptcy proceeding (the Committee) that permits the Committee to file claims against us and/or our affiliates on behalf of Verestar. In connection therewith, the Committee requested and received authorization from the Bankruptcy Court to take discovery of us and certain of Verestar’s officers and directors under Bankruptcy Rule 2004. We produced various documents and a limited number of depositions were conducted by the Committee. On July 8, 2005, the Committee filed a complaint in the U.S. District Court for the Southern District of New York against us and certain of our and Verestar’s current and former officers, directors and advisors, and also filed a complaint in the Bankruptcy Court against us. We may be obligated or may agree to indemnify certain of these other defendants. The District Court complaint asserts various causes of action against the defendants, including breach of fiduciary duty, conversion, conspiracy, tortuous interference with business relations, deepening insolvency, and avoidance and recovery of fraudulent transfers and preferential transfers. The complaint filed in the Bankruptcy Court includes an objection to our claims against Verestar and seeks to recharacterize and equitably subordinate such claims. In addition, the Committee is seeking substantive consolidation of our assets and liabilities with Verestar’s assets and liabilities. In connection with such claims, the Committee is seeking unspecified damages of not less than $150.0 million. The outcome of this complex litigation (including claims that have been asserted against us by the Committee) cannot be predicted with certainty, is dependent upon many factors beyond our control, and could take several years to resolve. If any such claims are successful, however, they could have a material adverse impact on our financial position and results from operations. Finally, we will incur additional costs in connection with our involvement in the Verestar bankruptcy proceedings.

Risks Related to Our Proposed Merger with SpectraSite, Inc.

Our business and stock price could be adversely impacted by uncertainty related to our proposed merger with SpectraSite, Inc.

On May 3, 2005, we entered into an agreement and plan of merger with SpectraSite, Inc. providing for, among other things, the merger of SpectraSite with a wholly owned subsidiary of American Tower. Our business and stock price may be adversely affected if the merger with SpectraSite is not completed. Completion of the proposed merger is subject to the satisfaction of various conditions, including the receipt of approvals from our stockholders and stockholders of SpectraSite, and receipt of various regulatory approvals and authorizations. There is no assurance that all of the various conditions will be satisfied. If the proposed merger is not completed for any reason, we will be subject to several risks, including having incurred certain costs relating to the proposed merger that are payable whether or not the merger is completed, including legal, accounting and advisory fees, and having diverted the attention of management to the proposed merger and integration planning from our core leasing business and other opportunities that could have been beneficial to us.

The proposed merger involves risks to our business due to the uncertainty surrounding the integration of SpectraSite’s communication site portfolio into our operational system. A completed transaction may have an adverse effect on our operating results, particularly in the fiscal quarters immediately following its completion while we integrate the operations of the SpectraSite business. In addition, once integrated, combined operations may not necessarily achieve the levels of revenues, profitability or productivity anticipated.

Whether or not the merger is consummated, the announcement and pendency of the merger could cause disruptions in our business, which could have an adverse effect on our business and financial results.

Whether or not the merger is consummated, the announcement and pendency of the merger could cause disruptions in or otherwise negatively impact our business. Specifically:

•	our business combination with SpectraSite may disrupt our business relationships with current customers. For example, a customer may delay or defer decisions about current and future agreements with us because of the pending merger;

•	our current and prospective employees may experience uncertainty about their future roles with the combined company, which might adversely affect our ability to retain key managers and other employees; and

•	the attention of our management may be directed from business operations toward the consummation of the merger.

These disruptions could be exacerbated by a delay in the consummation of the merger or termination of the merger agreement and could have an adverse effect on our businesses and financial results if the merger is not consummated or of the combined company if the merger is consummated.

We will incur significant costs associated with the merger whether or not the merger is consummated.

We will incur significant costs related to the merger, including legal, accounting, advisory, filing and printing fees. Some of these costs will be incurred whether or not the merger is consummated. If the merger agreement is terminated under specified circumstances, we or SpectraSite may be obligated to pay the other party a $110.0 million termination fee. In connection with a termination of the merger agreement involving certain breaches, we or SpectraSite may be obligated under some circumstances to reimburse the non-breaching company’s costs up to a maximum of $10.0 million.

We may not realize the intended benefits of the merger if we are unable to integrate SpectraSite’s operations, wireless communications tower portfolio and personnel in a timely and efficient manner, which could adversely affect the value of our Class A common stock following the merger.

Achieving the benefits of the merger will depend in part on the integration of our operations, wireless communications tower portfolios and personnel with those of SpectraSite in a timely and efficient manner and the ability of the combined company to realize the anticipated synergies from this integration. We will continue to operate independently from SpectraSite until the consummation of the merger. This integration may be difficult and unpredictable for many reasons, including, among others, the size of SpectraSite’s wireless communications tower portfolio and because SpectraSite’s and our internal systems and processes were developed without regard to such integration. Our successful integration with SpectraSite will also require coordination of different personnel, which may be difficult and unpredictable because of possible cultural conflicts and differences in policies, procedures and operations between the companies and the different geographical locations of the companies. If we cannot successfully integrate SpectraSite’s operations, wireless communications tower portfolio and personnel, we and SpectraSite may not realize the expected benefits of the merger, which could adversely affect the combined company’s business and could adversely affect the value of our Class A common stock after the merger. In addition, the integration of our business with SpectraSite may place a significant burden on management and its internal resources. The diversion of management’s attention from ongoing business concerns and any difficulties encountered in the transition and integration process could harm the combined company’s business and the value of our Class A common stock.

We expect to incur substantial expenses related to the integration of SpectraSite.

We expect to incur substantial expenses in connection with the integration of the business, policies, procedures, operations and systems of SpectraSite. The failure of the combined company to meet the challenges involved in integrating the companies’ business and operations, or to do so in a timely basis, could cause substantial additional expenses and serious harm to the combined company. For example, there are a large number of systems that must be integrated, including management information, accounting and finance, sales, billing, payroll and benefits, lease administration systems and regulatory compliance. While we have assumed that a certain level of expenses would be incurred, there are a number of factors, some of which are beyond our control, that could affect the total amount or the timing of all of the expected integration expenses including:

•	constraints arising under U.S. federal or state antitrust laws, such as limitations on sharing of information, that may prevent or hinder us from fully developing integration plans;

•	employee redeployment, relocation or severance, as well as reorganization or closures of facilities;

•	consolidating and rationalizing information technology and administrative infrastructures;

•	consolidating operation and management of combined tower portfolio;

•	coordinating sales and marketing efforts to effectively communicate the capabilities of the combined company;

•	preserving our supply, marketing or other important relationships and those of SpectraSite, and resolving potential conflicts that may arise; and

•	minimizing the diversion of management’s attention from ongoing business concerns and successfully returning managers to regular business responsibilities from their integration planning activities.

Many of the expenses that will be incurred, by their nature, are impracticable to estimate at the present time. These expenses could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the consummation of the merger.

The combined company’s revenue will be further dependant upon and derived from a small number of customers.

Due to the overlap of our customers with SpectraSite’s customers, and the consolidation of wireless carriers in general, a substantial portion of the combined company’s total operating revenues will continue to be derived from a small number of customers. For the year ended December 31, 2004, on a pro forma basis after giving effect to the merger and the industry transactions described below:

•	Approximately 59% of the combined company’s revenues would be derived from six customers;

•	Approximately 21% of the combined company’s revenues would be derived from Cingular Wireless, which merged with AT&T Wireless in October 2004;

•	Approximately 17% of the combined company’s revenues would be derived from Sprint PCS and Nextel, which announced their merger plans in December 2004; and

•	Approximately 10% of the combined company’s revenues would be derived from Verizon Wireless.

If any of these customers were unwilling or unable to perform their obligations under any agreements with the combined company, the combined company’s revenues, results of operations, and financial condition could be adversely affected. In the ordinary course of business, we and SpectraSite also sometimes experience disputes with our customers, generally regarding the interpretation of terms in our respective agreements. Although historically we and SpectraSite resolved these disputes in a manner that did not have a material adverse effect on our respective businesses or customer relationships, in the future these disputes could lead to a termination of agreements with customers or a material modification of the terms of those agreements, either of which could have a material adverse effect on the combined company’s business, results of operations and financial condition. If the combined company is forced to resolve any of these disputes through litigation, the combined company’s relationship with the applicable customer could be terminated or damaged, which could lead to decreased revenues or increased costs, resulting in a corresponding adverse effect on the combined company’s business, results of operations and financial condition.

Following the consummation of the merger, the combined company’s indebtedness will be greater than our existing indebtedness.

The indebtedness of SpectraSite as of March 31, 2005 was approximately $749.0 million, and our indebtedness as of March 31, 2005 was approximately $3.1 billion. Our pro forma indebtedness as of March 31, 2005, giving effect to the merger, as described in the section captioned “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 39, would have been approximately $3.9 billion. As a result of the contemplated increase in debt, demands on our cash resources will increase after the merger, which could negatively impact the business, results of operations and financial condition of the combined company and the market price of our Class A common stock. For example, while the impact of this increased indebtedness will be addressed by the cash flows of the combined company, the increased levels of indebtedness could nonetheless reduce funds available to us for tower acquisitions, construction and improvements, or create competitive disadvantages for us compared to other companies with lower debt levels.

As a consequence of this increased level of indebtedness, the combined company will be subject to restrictive covenants that will further limit the financial and operating flexibility of the combined company. The covenants contained in our credit facility and indentures and the credit facility and indenture of SpectraSite could place the combined company at a disadvantage compared to some of its competitors which may have fewer restrictive covenants and may not be required to operate under these restrictions. For example, the limits imposed by our indebtedness and that of SpectraSite restricts our ability to take various actions, including incurring additional debt, guaranteeing indebtedness, issuing preferred stock, engaging in various types of transactions, including mergers and sales of assets, and paying dividends and making distributions or other restricted payments, including investments. These restrictions could have an adverse effect on the business of the combined company by limiting its ability to take advantage of financing, new tower development, merger and acquisition or other opportunities.

As a result of the merger, we or SpectraSite, or one of our subsidiaries acting for SpectraSite, may be required to repurchase or refinance SpectraSite’s outstanding debt. Such repurchase or refinancing may not be feasible or available to the combined company on commercially reasonable terms or at all.

As a result of the merger, we or SpectraSite, or one of our subsidiaries acting for SpectraSite, may be required to repurchase SpectraSite’s 8.25% senior notes due 2010 and refinance bank debt of SpectraSite Communications, Inc., a wholly owned subsidiary of SpectraSite. Such repurchase or refinancing may not be feasible or available to the combined company on commercially reasonable terms or at all.

Under the indenture governing SpectraSite’s senior notes, the merger may constitute a “Change of Control Triggering Event”. A Change of Control Triggering Event means the occurrence of both a Change of Control and a Ratings Decline. The merger will constitute a Change of Control, but, at this time, it is unclear whether a Ratings Decline will also occur. A Ratings Decline means (1) a decrease of one or more gradations, including gradations within ratings categories as well as between ratings categories, in the rating of the senior notes by either Standard & Poor’s Rating Services or Moody’s Investors Services, Inc. or (2) a withdrawal of the rating of the senior notes by either rating agency; provided, however, that such decrease or withdrawal occurs on or within 90 days following the date or public notice of the occurrence of a Change of Control or of the intention by SpectraSite to effect a Change of Control, which period shall be extended so long as the rating of the senior notes is under publicly announced consideration for downgrade by either rating agency. As of July 14, 2005,

SpectraSite’s senior notes were rated B- by Standard & Poor’s and B2 by Moody’s. If a Ratings Decline occurs, which would therefore constitute a Change of Control Triggering Event, then SpectraSite, American Tower or any of their subsidiaries, will be required to make an offer to repurchase the $200.0 million outstanding senior notes at 101% of their principal amount plus any accrued and unpaid interest to the repurchase date, unless the applicable provisions of the indenture are amended or waived by the holders of the senior notes. On July 11, 2005, SpectraSite commenced a voluntary tender offer to repurchase the $200.0 million outstanding senior notes. As part of the tender offer, SpectraSite is soliciting consents to amend the indenture to, among other things, eliminate the requirement to conduct a tender offer for the senior notes upon a Change of Control Triggering Event. At this time, it is unclear how many of the senior notes will be tendered by the holders thereof in response to the offer to repurchase or whether SpectraSite will obtain the consent required to amend the indenture. If noteholders do not tender their notes for repurchase in this tender offer and the consent to amend the indenture is not obtained, SpectraSite, American Tower or any of their subsidiaries will be required to make an offer to repurchase such notes upon a Change of Control Triggering Event.

Under the credit agreement governing the $900.0 million senior secured credit facility of SpectraSite Communications, the merger will constitute a “Change of Control” which is an event of default unless the credit facility is refinanced or an amendment or waiver of the applicable provisions of the credit agreement by the applicable lenders is obtained. Upon the occurrence of an event of default under the credit facility, the combined company would, without an amendment or waiver by the lenders, lose access to credit facility fundings and the lenders could foreclose and seek other remedies against the collateral securing the credit facility. As of March 31, 2005, the aggregate amount outstanding under the credit facility was approximately $549.0 million.

If we or SpectraSite, or our subsidiaries, are required to repurchase senior notes or refinance the credit facility as described above, they may not have access to funds to effect the repurchases or to financing for such repurchases or an ability to refinance the credit facility, as the case may be, on reasonable commercial terms or at all. If either an offer to repurchase under the indenture or a refinancing of the credit facility is necessary and the combined company cannot effect such actions, then there would be an event of default under the applicable agreement. Such event of default would result in an event of default by SpectraSite or SpectraSite Communications and could, in turn, give rise to a cross-default or cross-acceleration to the other debt agreement and to other applicable outstanding debt of the combined company.

The matters described above may not be resolved until after the closing of the merger because they are not conditions to its consummation. In addition, whether there will be a Ratings Decline and, therefore, any requirement that SpectraSite offer to repurchase the senior notes under the indenture, may not be known until after the closing because the indenture provides that a Ratings Decline may occur on or within 90 days following the date or announcement of the merger and may be further extended. As a result, stockholders may approve the merger and the merger may be consummated, but the need to make an offer to repurchase senior notes may not arise until after the closing.

Resales of our Class A common stock following the merger and additional obligations to issue our Class A common stock may cause the market price of that stock to fall.

The merger will dilute the ownership position of our present stockholders. As of July 14, 2005, we had approximately 231.4 million shares of Class A common stock outstanding, approximately 29.5 million shares of Class A common stock subject to outstanding options and warrants, as well as outstanding convertible notes that, if converted, would represent approximately 39.4 million shares of Class A common stock and approximately 4.0 million shares of Class A common stock subject to our employee stock purchase plan. We are obligated to issue approximately 186.5 million shares of Class A common stock in connection with the merger, including approximately 168.9 million shares issuable at the closing with respect to outstanding shares of SpectraSite common stock as of July 14, 2005 and up to approximately 17.6 million shares issuable pursuant to outstanding SpectraSite options and warrants as of July 14, 2005. The issuance of these new shares and the sale of additional shares of our Class A common stock that may become eligible for sale in the public market from time to time upon exercise of options, including shares of our Class A common stock subject to SpectraSite stock options assumed by us in the merger, could have the effect of depressing the market price for our Class A common stock.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the warrants or the shares of Class A common stock issuable upon exercise of the warrants. We may, however, receive cash consideration in connection with the exercise of the warrants for cash. If all of the warrants are fully exercised for cash, we would receive proceeds, before expenses, of approximately $114,000. When and if we receive these proceeds, we will use them for general corporate purposes.

SELLING SECURITYHOLDERS

Selling securityholders may use this prospectus to offer and sell the warrants and the shares of our Class A common stock issuable upon exercise of the warrants. See “Plan of Distribution.” The table below sets forth information about the beneficial ownership of the warrants and shares of our Class A common stock by each selling securityholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of warrants and/or shares of our Class A common stock issuable upon exercise of the warrants. We have prepared this table using information furnished to us by or on behalf of the selling securityholders. For purposes of the following table, beneficial ownership is determined in accordance with the rules of the SEC, and includes the right to acquire voting or investment control of our Class A common stock within 60 days. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of Class A common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in the table does not constitute an admission of beneficial ownership by the persons named therein.

Our registration of the warrants and the shares of our Class A common stock issuable upon exercise of the warrants does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their warrants in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information regarding their holdings. If, from time to time, additional securityholders notify us of their intent to use this prospectus to dispose of the warrants and/or shares of our Class A common stock issuable upon exercise of the warrants, we may supplement this prospectus to include those additional securityholders’ information even if, because we have not been notified of any prior exempt sales, the table below continues to list warrants and/or shares of our Class A common stock issuable upon exercise of the warrants previously proposed to be sold by the additional securityholders’ transferors.

Name	Number of Warrants Beneficially Owned that may be Sold	Number of Shares of Class A Common Stock Issuable upon Exercise that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before Offering		Shares of Class A Common Stock Beneficially Owned After Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
Abbott Laboratories Annuity Retirement Plan	180	2,537	9,320	*	9,320	*
Abele, John E.	15	211	410	*	410	*
AIM Capital U.S. High Yield Fund	45	634	—	—	—	—
AIM High Yield Fund	4,035	56,874	—	—	—	—
AIM High Yield Fund II	315	4,440	—	—	—	—
AIM VI High Yield Fund	105	1,480	—	—	—	—
AK Steel Master Pension Trust	75	1,057	25,000	*	25,000	*
AM Investment D Fund I, LP	4,620	65,120	—	—	—	—
AM Investment E Fund, Ltd.	29,645	417,855	—	—	—	—
AM Master Fund I, LP(5)	33,271	468,964	—	—	—	—
American Funds Insurance Series—Asset Allocation Fund	500	7,047	—	—	—	—

Name	Number of Warrants Beneficially Owned that may be Sold	Number of Shares of Class A Common Stock Issuable upon Exercise that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before Offering		Shares of Class A Common Stock Beneficially Owned After Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
American Funds Insurance Series—Bond Fund	3,000	42,285	—	—	—	—
American High—Income Trust	38,250	539,145	—	—	—	—
Anchor Pathway Fund—High Yield Bond Series	250	3,523	—	—	—	—
Atlas Strategic Income Fund	200	2,819	—	—	—	—
Bank of America Pension Plan	5,000	70,476	—	—	—	—
Barclays Global Investors Limited	1,000	14,095	—	—	—	—
Battery Park High Yield Opportunity Master Fund, LTD.	5,000	70,476	15,000	*	15,000	*
Bear, Sterns & Co, Inc.(6)	12,374	174,415	—	—	—	—
Bond High Income	3,600	50,743	—	—	—	—
Boston Income Portfolio	4,825	68,009	—	—	—	—
BSG Active High Yield USA (PFW1275)	598	8,428	—	—	—	—
BT Pyramid High Yield	50	704	—	—	—	—
California Public Employees’ Retirement System # SWZY	1,025	14,447	—	—	—	—
Cardinal Investment Partners I, LP	750	10,571	—	—	—	—
Cern Pension Fund	100	1,409	—	—	—	—
Citadel Credit Trading Ltd.	1,000	14,095	900	*	900	*
Citadel Equity Fund Ltd	25,190	355,060	170,339	*	170,339	*
Citadel Jackson Investment Fund Ltd.	2,310	32,560	13,165	*	13,165	*
CITI JL, LTD.	4	56	—	—	—	—
Citibank NA	1,000	14,095	—	—	—	—
Citicorp Life Insurance Company	92	1,296	—	—	—	—
Common Fund Event Driven Co., Ltd. c/o Levco	3	42	—	—	—	—
Consulting Group Capital Market Funds Multi Strategy Market Neutral Investments	2,000	28,190	—	—	—	—
Continental Casualty Company—High Yield II	500	7,047	—	—	—	—
Corporate Bond Plus	50	704	—	—	—	—
Corporate High Yield II, Inc.	225	3,171	—	—	—	—
Corporate High Yield III, Inc.	825	11,628	—	—	—	—
Corporate High Yield IV, Inc.	575	8,104	—	—	—	—
Corporate High Yield V, Inc.	775	10,923	—	—	—	—
Corporate High Yield, Inc.	575	8,104	—	—	—	—
Credit Suisse First Boston LLC(6)(7)	11,765	165,831	—	—	—	—
CRT Capital Group LLC(6)(8)	1,000	14,095	—	—	—	—
Crusade for Family Prayer	15	211	410	*	410	*
Debt Strategies Fund, Inc.	1,325	18,676	—	—	—	—
Deeprock & Co.	3,000	42,285	—	—	—	—
Delaware Group Advisor Funds—Delaware Diversified Income Fund	50	704	—	—	—	—

Name	Number of Warrants Beneficially Owned that may be Sold	Number of Shares of Class A Common Stock Issuable upon Exercise that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before Offering		Shares of Class A Common Stock Beneficially Owned After Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
Delaware Group Income Funds—Delaware Delchester Fund	1,175	16,561	—	—	—	—
Delaware Group Income Funds—Delaware High Yield Opportunities Fund	140	1,973	—	—	—	—
Delaware Investments—Global Dividend and Income Fund, Inc.	35	493	—	—	—	—
Delaware VIP Trust—Delaware VIP High Yield Series	275	3,876	—	—	—	—
Deleware Pooled Trust—The High Yield Bond Portfolio	15	211	—	—	—	—
Deutsche Bank Securities c/o CC Convertible Arbitrage 27	16,750	236,096	2,255,048	*	2,255,048	*
Diversified Investors High Yield Bond Fund	1,125	15,857	—	—	—	—
Duckbill & Co.	1,500	21,142	—	—	—	—
Duppont Pension Trust Fund US High Yield (PFW 1314)	262	3,692	—	—	—	—
Dynamic Nova CDU High Yield Bond Fund	250	3,523	—	—	—	—
Eaton Vance Emerald US High Yield Bond Fund	550	7,752	—	—	—	—
Educational Trust c/o Klukwan, Inc.	5	70	—	—	—	—
Endeavor High Yield Portfolio	580	8,175	—	—	—	—
Evergreen High Yield Bond Fund	4,250	59,905	—	—	—	—
Evergreen Income Advantage Fund	17,500	246,667	—	—	—	—
Farrallon Capital Offshore Investors, Inc.	9,870	139,120	—	—	—	—
Farrallon Capital Institutional Partners II LP	220	3,100	—	—	—	—
Farrallon Capital Institutional Partners III LP	215	3,030	—	—	—	—
Farrallon Capital Institutional Partners LP	3,610	50,884	—	—	—	—
Farrallon Capital Partners, LP	2,955	41,651	—	—	—	—
General Motors Employees Global Group Pension Trust	11,939	168,283	—	—	—	—
General Motors Employes Global Pension Trust #7MS7	1,800	25,371	—	—	—	—
General Motors Welfare Benefit Trust (VEBA)	3,000	42,285	—	—	—	—
Global Spectrum High Yield	220	3,100	—	—	—	—
GMAM Group Pension Trust I	1,500	21,142	—	—	—	—
Goldman Sachs & Co.	110	1,550	—	—	—	—
Goldman Sachs Asset Management	750	10,571	9,709	*	9,709	*

Name	Number of Warrants Beneficially Owned that may be Sold	Number of Shares of Class A Common Stock Issuable upon Exercise that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before Offering		Shares of Class A Common Stock Beneficially Owned After Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
Goldman Sachs Asset Management	2,750	38,762	19,417	*	19,417	*
Goldman Sachs Asset Management	375	5,285	9,709	*	9,709	*
Goldman Sachs Asset Management	125	1,761	4,854	*	4,854	*
Gulf Insurance Company	199	2,804	—	—	—	—
Hallmark Cards Inc., Eaton Vance High Yield	470	6,624	—	—	—	—
HBK Master Fund L.P.	5,000	70,476	80,666	*	80,666	*
High Income Portfolio	5,070	71,463	—	—	—	—
High Yield Bond Trust	400	5,638	—	—	—	—
High Yield Managed Account 1	600	8,457	—	—	—	—
High Yield Variable Account	190	2,678	—	—	—	—
HNW Performance US International Fixed Income Eaton Vance	70	986	—	—	—	—
Income Strategies Portfolio	1,025	14,447	—	—	—	—
ING High Yield Bond Fund	90	1,268	—	—	—	—
ING High Yield Opportunity Fund	490	6,906	—	—	—	—
ING Intermediate Bond Fund	20	281	—	—	—	—
ING VP High Yield Bond Fund	25	352	—	—	—	—
International Brotherhood of Electrical Workers Benefit (PFW 1328)	137	1,931	—	—	—	—
Invesco Funds Group	3,500	49,333	—	—	—	—
ITT Pension Fund Trust	125	1,761	—	—	—	—
JP Morgan Securities Inc.	175	2,466	505,961	*	505,961	*
JPVF High Yield Fund	30	422	—	—	—	—
LB Series Fund, Inc., High Yield Portfolio	4,150	58,495	—	—	—	—
Lednard, Joe T.	12,005	169,214	—	—	—	—
Legg Mason High Yield Fund (PFW 698)	830	11,699	—	—	—	—
Legg Mason Offshore High Yield (PFW 793)	1,348	19,000	—	—	—	—
Lerner Enterprises, LP	750	10,571	—	—	—	—
Levco Alternative Fund, Ltd.	108	1,522	—	—	—	—
Levco Debt Opportunity Master Fund, LTD	112	1,578	—	—	—	—
Liz Claiborne Foundation	10	140	205	*	205	*
LM Global Multi Strategy Fund Plc (PFW 5124)	35	493	—	—	—	—
Long Island Trust c/o Klukwan, Inc.	5	70	—	—	—	—
Lutheran Brotherhood High Yield Fund	3,350	47,219	—	—	—	—
Marret High Yield Hedge Limited Partnership	250	3,523	—	—	—	—
Marsh & McLennan Companies, Inc. U.S. Retirement Plan—High Yield	280	3,946	6,408	*	6,408	*

Name	Number of Warrants Beneficially Owned that may be Sold	Number of Shares of Class A Common Stock Issuable upon Exercise that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before Offering		Shares of Class A Common Stock Beneficially Owned After Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
Mason Street Funds, Inc.—Asset Allocation Fund(9)	100	1,409	—	—	—	—
Mason Street Funds, Inc.—High Yield Bond Fund(9)	1,400	19,733	—	—	—	—
Members High Yield Fund	75	1,057	—	—	—	—
Merrill Lynch Master US High Yield, Inc.	950	13,390	—	—	—	—
Metal Box, Inc.	100	1,409	—	—	—	—
Metropolitan West High Yield Bond Fund	1,000	14,095	—	—	—	—
MFS Funds US High Yield Bond Fund	20	281	—	—	—	—
MFS High Income Fund	2,875	40,523	—	—	—	—
MFS High Yield Opportunities Fund	365	5,144	—	—	—	—
MFS Meridian US High Yield Fund	330	4,651	—	—	—	—
MFS Variable Insurance Trust—MFS High Income Series	290	4,087	—	—	—	—
MFS/Sun Life High Yield Series	695	9,796	—	—	—	—
MGIT High Yield Fund	1,050	14,800	—	—	—	—
MLIF US High Yield, Inc.	300	4,228	—	—	—	—
N.V. Pensionverz.MIJ DSM (PFWw1121)	339	4,778	—	—	—	—
NAP & CO.	950	13,390	—	—	—	—
National Bank of Canada	2,000	28,190	—	—	—	—
National Benefit Life Insurance Company	67	944	—	—	—	—
New York Life Insurance and Annuity Corporation	6,085	85,769	—	—	—	—
New York Life Insurance Company	7,665	108,040	—	—	—	—
Northwestern Mutual Series Fund, Inc.—Asset Allocation Portfolio(9)	100	1,409	—	—	—	—
Northwestern Mutual Series Fund, Inc.—High Yield Bond Portfolio(9)	2,900	40,876	—	—	—	—
Oak Hill Securities Fund, LP	750	10,571	—	—	—	—
Oak Hill Securities Fund II LP	1,625	22,904	—	—	—	—
Oppenheimer Champion Income Fund	4,900	69,066	—	—	—	—
Oppenheimer High Income Fund	1,400	19,733	—	—	—	—
Oppenheimer High Yield Fund	4,300	60,609	—	—	—	—
Oppenheimer Multi-Sector Income Trust	400	5,638	—	—	—	—
Oppenheimer Strategic Bond Fund	800	11,276	—	—	—	—
Oppenheimer Strategic Income Fund	6,000	84,571	—	—	—	—
Oxford Event Driven Arbitrage Fund Ltd	2,000	28,190	—	—	—	—

Name	Number of Warrants Beneficially Owned that may be Sold	Number of Shares of Class A Common Stock Issuable upon Exercise that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before Offering		Shares of Class A Common Stock Beneficially Owned After Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
P & PK Family Ltd. Partnership	375	5,285	—	—	—	—
Penn High Yield Fund, LP	160	2,255	5,943	*	5,943	*
People’s Benefit Life Insurance Co. (Teamsters Separate Acct.)	20,000	281,906	—	—	—	—
President and Fellows of Harvard College	3,000	42,285	—	—	—	—
Primerica Life Insurance Company	433	6,103	—	—	—	—
Purchase Associates, L.P.	23	324	—	—	—	—
Putnam Asset Allocation Funds	775	10,923	—	—	—	—
Putnam Diversified Income Trust	6,400	90,209	82,427	*	82,427	*
Putnam High Yield Advantage Fund	3,790	53,421	43,398	*	43,398	*
Putnam High Yield Fixed Income Fund LLC	68	958	—	—	—	—
Putnam High Yield Trust	8,850	124,743	86,893	*	86,893	*
Putnam Managed High Yield Trust	170	2,396	1,845	*	1,845	*
Putnam Master Income Trust	530	7,470	7,767	*	7,767	*
Putnam Master Intermediate Income Trust	980	13,813	13,495	*	13,495	*
Putnam Premier Income Trust	1,360	19,169	18,544	*	18,544	*
Putnam Variable Trust—Putnam VT Diversified Income Fund	830	11,699	12,330	*	12,330	*
Putnam Variable Trust—Putnam VT Global Asset Allocation Fund	165	2,325	—	—	—	—
Putnam Variable Trust—Putnam VT High Yield Fund	1,820	25,653	13,786	*	13,786	*
R2 Investments, LDC	60,330	850,369	4,818,455	2.1%	4,818,455	2.1%
Regiment Capital Ltd.	3,000	42,285	—	—	—	—
Retail Clerks Pension Trust I	3,000	42,285	—	—	—	—
Retail Clerks Pension Trust II	1,500	21,142	—	—	—	—
Rogers Corp. DB Pension Plan	10	140	410	*	410	*
Rogers Corp. Employees’ Pension Plan	5	70	205	*	205	*
Sagamore Hill Hub Fund Ltd.(10)	15,250	214,953	—	—	—	—
Salomon Brothers Asset Management, Inc.	17,000	239,620	330,767	*	330,767	*
Satellite Convertible Arbitrage Master Fund, LLC	2,000	28,190	—	—	—	—
Scudder Global Opportunity US High Yield Bond	60	845	—	—	—	—
Scudder High Income Trust	585	8,245	—	—	—	—
Scudder High Yield	6,465	91,126	—	—	—	—
Scudder High Yield Opportunity	355	5,003	—	—	—	—
Scudder Multi Market Trust Hgh Yield	265	3,735	—	—	—	—

Name	Number of Warrants Beneficially Owned that may be Sold	Number of Shares of Class A Common Stock Issuable upon Exercise that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before Offering		Shares of Class A Common Stock Beneficially Owned After Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
Scudder Strategic Income Fund High Yield	460	6,483	—	—	—	—
Scudder Strategic Income Trust High Yield	60	845	—	—	—	—
Scudder Variable Series II High Yield	880	12,403	—	—	—	—
SEI III Entrepreneurs Fund LP	392	5,525	—	—	—	—
SEI Institutional Managed Trust High Yield Bond Fund	1,475	20,790	—	—	—	—
Seligman High—Income High Yield Bond Fund, Inc.	3,125	44,047	—	—	—	—
Seligman High Yield Bond Portfolio	25	352	—	—	—	—
Seligman Horizon High Yield Bond	225	3,171	—	—	—	—
Senior High Income Portfolio Inc	600	8,457	—	—	—	—
Senior Income Trust	210	2,960	—	—	—	—
Sentinel High Yield Bond Fund	1,000	14,095	—	—	—	—
SEPTA Eaton Vance Management	115	1,620	—	—	—	—
Shell Pension Trust	120	1,691	—	—	—	—
Silverback Master, Ltd.	33,000	465,144	—	—	—	—
Sirios Capital Partners II L.P.	16,980	239,338	156,874	*	156,874	*
Sirios Capital Partners, L.P.	3,908	55,084	36,058	*	36,058	*
Sirios Overseas Fund LTD.	28,988	408,594	266,932	*	266,932	*
Sirios/QP Partners, L.P.	27,199	383,378	253,146	*	253,146	*
Skylon High Yield Trust	250	3,523	—	—	—	—
Sloane, Carl S. & Toby M.	5	70	205	*	205	*
Spectrum Equity Investors III LP	12,529	176,600	—	—	—	—
Spectrum Equity Investors IV LP	77,567	1,093,330	—	—	—	—
Spectrum Equity Investors Parallel IV LP	458	6,455	—	—	—	—
Spectrum III Investment Managers Fund LP	130	1,832	—	—	—	—
Spectrum IV Investment Managers Fund LP	924	13,024	—	—	—	—
Sphinx Convertible Arbitrage Fund	79	1,113	—	—	—	—
St. Alban’s Partners Ltd.	11,030	155,471	3,213,518	1.4%	3,213,518	1.4%
Strategic Value Advisors (PF5054)	42	592	—	—	—	—
Strong Strategic Income Fund	425	5,990	—	—	—	—
The Huff Alternative Fund, L.P.	17,110	241,170	—	—	—	—
The Huff Alternative Parellel Fund, L.P.	607	8,555	—	—	—	—
The Income Fund of America, Inc.	3,000	42,285	—	—	—	—
The Leland Stanford Junior University	750	10,571	—	—	—	—
The Lincoln National Life Insurance Company—The High Yield Bond Account	310	4,369	—	—	—	—
The Northrop Grunman Pension Master Trust	550	7,752	9,320	*	9,320	*

Name	Number of Warrants Beneficially Owned that may be Sold	Number of Shares of Class A Common Stock Issuable upon Exercise that may be Sold(1)	Shares of Class A Common Stock Beneficially Owned Before Offering		Shares of Class A Common Stock Beneficially Owned After Offering(4)
			Number(2)	Percent(3)	Number(2)	Percent(3)
The Northwestern Mutual Life Insurance Company—Group Annuity Separate Acct	3,000	42,285	—	—	—	—
The Sagittarius Fund	200	2,819	—	—	—	—
The Sherman Fairchild Foundation, Inc.	60	845	1,844	*	1,844	*
The Travelers Indemnity Company	4,231	59,637	—	—	—	—
The Travelers Insurance Company—Life	2,755	38,832	—	—	—	—
The Travelers Insurance Company Separate ACCT TLAC	134	1,888	—	—	—	—
The Travelers Life & Annuity Company	239	3,368	—	—	—	—
The Travelers Separate Acct. SAD4	2,100	29,600	—	—	—	—
Tinicum Partners, LP	130	1,832	—	—	—	—
TPC Arbitrage	250	3,523	—	—	—	—
Travelers Series Fund Inc.—Putnam Diversified Income Portfolio	140	1,973	777	*	777	*
Ultra Series High Income Fund	50	704	—	—	—	—
USAA High—Yield Opportunities Fund	1,000	14,095	—	—	—	—
Variable Series—High Yield Current Income V.I.	500	7,047	—	—	—	—
Verizon Service Corp. HY (PFW1039)	403	5,680	—	—	—	—
Volkswagen of America, Inc. Salaried Eaton Vance Management	65	916	—	—	—	—
WA Strategic High Yield LLC (PFW 1172)	361	5,088	—	—	—	—
West Jersey Health Systems RSV. FD	65	916	2,049	*	2,049	*
Western Asset High Yield (PFW1232)	738	10,402	—	—	—	—
Western Asset Premier Bond Fund (PFW 4004)	251	3,537	—	—	—	—
White River Securities, L.L.C.(6)(11)	12,374	174,415	—	—	—	—
Whitebox Convertible Arbitrage Partners, LP	16,000	225,524	—	—	—	—
World Income Fund	225	3,171	—	—	—	—
XL Mid Ocean High Yield (PFW1110)	526	7,414	—	—	—	—
Yield Strategies Fund I L.P.	5,500	77,524	—	—	—	—
Yield Strategies Fund II L.P.	8,475	119,457	9,709	*	9,709	*

*	Indicates less than 1%.
(1)	Assumes exercise of the entire amount of warrants held by the selling securityholder at the rate of 14.0953 shares of our Class A common stock per warrant. The number of shares of Class A common stock issuable upon exercise of the Warrants may be adjusted under circumstances described under “Description of Warrants.” Under the terms of the warrants, cash will be paid instead of issuing any fractional shares.
(2)	Includes outstanding shares of Class A common stock and shares of Class A common stock that the selling securityholder has the right to acquire upon conversion of our 3.00% convertible notes due August 15, 2012, 3.25% convertible notes due August 1, 2010, 2.25% convertible notes due 2009 and 5.0% convertible notes due 2010.

(3)	Based on 231,437,779 shares of Class A common stock outstanding as of July 14, 2005.
(4)	We cannot estimate the amount of warrants or the number of shares of Class A common stock issuable upon exercise of the warrants that will be beneficially owned by the selling securityholders after any offering by the selling securityholders because they may sell all or some portion of the warrants or the shares of Class A common stock beneficially owned by them. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares of Class A common stock covered by this prospectus will be held by the selling stockholders.
(5)	AM Investment Partners, LLC is the investment manager of this selling securityholder and has voting and investment control over the securities beneficially owned by this selling securityholder. Adam Stern and Mark Friedman are the principals of AM Investment Partners, LLC.
(6)	This selling securityholder has identified itself as a registered broker-dealer, and accordingly it is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.
(7)	The selling securityholder has identified itself as a majority-owned subsidiary of Credit Suisse First Boston LLC U.S.A., Credit Suisse Group, a reporting company under the Exchange Act. Credit Suisse First Boston LLC U.S.A., Credit Suisse Group therefore may be deemed to be an indirect beneficial owner with shared voting/investment power with respect to the warrants and/or shares of Class A common stock issuable upon conversion of the warrants held by the selling securityholder.
(8)	C. Michael Vaughn, J. Christopher Young and Robert P. Lee have voting and investment control over the securities owned by this selling securityholder.
(9)	Mason Street Advisors, LLC, a wholly owned company of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), is one of the investment advisors to Northwestern Mutual for its Group Annuity Separate Account, Northwestern Mutual Series Fund, Inc. and Mason Street Funds, Inc. and is the investment advisor for Northwestern Mutual’s Group Annuity Separate Account, Northwestern Mutual Series Fund, Inc. (Asset Allocation and High Yield Bond Portfolios) and Mason Street Funds, Inc. (Asset Allocation and High Yield Bond Portfolios) and Mason Street Funds, Inc. (Asset Allocation and High Yield Bond Funds) with respect to the securities. Mason Street Advisors, LLC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to the securities.
(10)	Sagamore Hill Capital Management, L.P. acts as the investment manager of Sagamore Hill Hub Fund LTD and has voting and investment control over the securities beneficially owned by this selling securityholder. Steven H. Bloom is the manager of the general partner of Sagamore Hill Capital Management, L.P. Mr. Bloom and Sagamore Hill Capital Management, L.P. disclaim beneficial ownership of the securities held by this selling securityholder except for their pecuniary interests therein.
(11)	Yan Erlikh and Daniel Liebowitz have voting and investment control over the securities owned by this selling securityholder.

Other than as set forth above, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years before the date of this prospectus. From time to time we have engaged the services of commercial and investment banking firms, including Bear, Stearns & Co., Credit Suisse First Boston Corporation, Goldman Sachs & Co. and J.P. Morgan, and may engage these and other banks in the future.

DESCRIPTION OF CAPITAL STOCK

The description below summarizes the more important terms of American Tower Corporation’s capital stock. Because this section is a summary, it does not describe every aspect of our capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our restated certificate of incorporation, as amended, which we refer to as our charter.

General

Our authorized capital stock consists of 20.0 million shares of preferred stock, $.01 par value per share, 500.0 million shares of Class A common stock, $.01 par value per share and 10.0 million shares of Class C common stock, $.01 par value per share. In February 2004, all outstanding shares of our Class B common stock and Class C common stock were converted into shares of Class A common stock on a one-for-one basis. Future issuances of Class B common stock are prohibited by our charter. See “—Common Stock.”

We are seeking approval at a special meeting of stockholders to be held on August 3, 2005 to amend and restate our charter in order to:

•	Increase the authorized number of shares of Class A common stock from 500.0 million shares to 1.0 billion shares;

•	Eliminate the authorized shares of Class B common stock and Class C common stock, of which none are currently outstanding;

•	Lower the threshold to amend certain provisions of our certificate of incorporation from 66 2/3% of the outstanding shares of common stock to a majority of the outstanding shares of common stock;

•	Eliminate voting power limitations that were applicable to certain holders of Class B common stock, including our former Chairman and Chief Executive Officer, Steven B. Dodge; and

•	Make other conforming changes in connection with the foregoing.

The following description does not reflect the foregoing proposed amendments.

Preferred Stock

Our board of directors will determine the designations, preferences, limitations and relative rights of the 20.0 million authorized and unissued shares of preferred stock. These include:

•	the distinctive designation of each series and the number of shares that will constitute the series,

•	the voting rights, if any, of shares of the series,

•	whether shares of the series will be entitled to receive dividends and, if so, the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable,

•	the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable,

•	the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series,

•	any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets,

•	the price or rates of conversion at which, and the terms and conditions on which the shares of the series may be converted into other securities, if the shares are convertible, and

•	whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

Common Stock

Conversion of Class B Common Stock and Class C Common Stock. In February 2004, all outstanding shares of our Class B common stock were converted into shares of Class A common stock on a one-for-one basis pursuant to the occurrence of the “Dodge Conversion Event” as defined in our charter. Our charter prohibits the future issuance of Class B common stock. Also in February 2004, all outstanding shares of our Class C common stock were converted into shares of Class A common stock on a one-for-one basis. Our charter permits future issuances of shares of Class C common stock.

Dividends. Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for the purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. Therefore, in the case of stock dividends, the shares paid as the dividend may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock or debt that may be outstanding from time to time.

Voting Rights. Holders of shares of Class A common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. The foregoing is subject to the requirements of Delaware corporate law, special provisions in our charter governing election of directors, certain Class A common stock class voting rights and the rights of holders of any series of preferred stock that may be outstanding from time to time. Each share of Class A common stock is entitled to one vote. The holders of Class A common stock have the right to elect all of our directors. The Class C common stock is nonvoting except as otherwise required by Delaware corporate law.

Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, an adverse change in the powers, preferences or special rights of the shares of that class or series. Our charter requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock to amend provisions relating to: (1) authorized capital stock and the rights of capital stock (Article Fourth), (2) the board of directors (Article Fifth), (3) limitation of director liability (Article Sixth), (4) indemnification of directors (Article Seventh), (5) the ability of our board of directors or stockholders representing 66 2/3% of the outstanding shares to amend our by-laws (Article Eighth) and (6) amendments to our certificate of incorporation (Article Tenth).

The provisions of our charter:

•	prohibit the acquisition by Steven B. Dodge, our former Chairman and Chief Executive Officer, and his controlled entities of more than 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented at the date of determination by the shares of common stock acquired by Thomas H. Stoner, a former director, and purchasers affiliated with him in the January 1998 private offering and owned by them or certain affiliates, and

•	require the holders of a majority of Class A common stock to approve adverse amendments to the powers, preferences or special rights of the Class A common stock.

As of July 14, 2005, Mr. Dodge, together with his affiliates, owned less than 5.0% of the total stockholder voting power of American Tower.

Conversion Provisions. Shares of Class C common stock are convertible, at any time at the option of the holder, on a one-for-one basis into shares of Class A common stock.

Liquidation Rights. Upon our liquidation, dissolution or winding up the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to holders of preferred stock then outstanding of any amount required to be paid to them. However, if shares of stock or securities of any company, including any of our subsidiaries, are distributed in connection with our liquidation, dissolution or winding up, the shares or securities that we distribute to holders of the various classes of our common stock may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock.

Other Provisions. The holders of common stock have no preemptive, subscription or redemption rights and are not entitled to the benefit of any sinking fund. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock, except if shares of common stock or common stock of any other company are distributed, in which case the shares may differ as to voting rights to the same extent that voting rights then differ among the different classes of common stock.

No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Our charter restricts transfers of shares of our capital stock to the extent necessary to comply with the FCC’s foreign ownership limitations.

Dividend Restrictions

Our borrower subsidiaries are generally prohibited under the terms of the credit facility (subject to certain exceptions) from making to us any direct or indirect distribution, dividend or other payment on account of their limited liability company interests, partnership interests, capital stock or other equity interests, except that, if no default exists or would be created thereby under the credit facility, our borrower subsidiaries may pay cash dividends or make other distributions to us within certain specified amounts and, in addition, may pay cash dividends or make other distributions to us in accordance with the credit facility in respect of our outstanding indebtedness and permitted future indebtedness. The indentures governing the ATI 12.25% senior subordinated discount notes and the ATI 7.25% senior subordinated notes also impose limitations on the ability of ATI and certain of our other subsidiaries that have guaranteed those notes to pay dividends and make other payments or distributions to us, except that our borrower subsidiaries may pay dividends or make other payments or distributions to us up to certain specified amounts in respect of certain of our outstanding indebtedness and permitted future indebtedness and, if no default exists or would be created thereby under the indentures governing such indebtedness and certain additional tests are met that could not currently be met, up to certain specified amounts. The indentures governing our 9 3/8% senior notes due 2009, our 7.50% senior notes due 2012 and our 7.125% senior notes due 2012 also prohibit us from paying dividends to our stockholders unless we satisfy certain financial covenants.

Delaware Business Combination Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the stockholder became an interested stockholder is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

Listing of Class A Common Stock

Our Class A common stock is traded on the New York Stock Exchange under the symbol “AMT.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is The Bank of New York, P.O. Box 11258, Church Street Station, New York, NY 10286, telephone number (800) 524-4458.

DESCRIPTION OF WARRANTS

The warrants were issued pursuant to a warrant agreement between us and The Bank of New York, as warrant agent, a copy of which is included as an exhibit to the registration statement of which this prospectus forms a part and is available as set forth on page 1 under the caption entitled “Where You Can Find More Information.” The following summary of certain provisions of the warrant agreement does not purport to be complete and is qualified in its entirety by reference to the warrant agreement, including the definitions therein of certain terms used below.

General

Each warrant, when exercised, will entitle the holder thereof to receive 14.0953 fully paid and non-assessable shares of our Class A common stock, which we refer to as the warrant shares, at an exercise price of $0.01 per share, subject to adjustment, which, as adjusted, we refer to as the exercise price. The exercise price and the number of warrant shares are both subject to adjustment in certain cases referred to below. The holders of the warrants would be entitled, in the aggregate, to purchase shares of our Class A common stock representing approximately 4.7% of our total outstanding common stock as of March 31, 2005, assuming exercise of all outstanding warrants initially covered by this prospectus. The warrants are exercisable at any time on or after January 29, 2006. Unless exercised, they automatically expire on August 1, 2008.

The warrants may be exercised by surrendering to us the warrant certificates evidencing the warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made at the holder’s election:

•	by tendering our discount notes, the ATI 12.25% senior subordinated discount notes due 2008, having an accreted value to the date of exercise equal to the exercise price,

•	in cash in United States dollars by wire transfer or by certified or official bank check to the order of American Tower Corporation, or

•	on a net basis, so that, without the exchange of any funds, the holder will receive the shares of Class A common stock subject to the warrant, less the number of shares of Class A common stock having a then-market value equal to the exercise price.

Upon surrender of the warrant certificate and payment of the exercise price, we will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole warrant shares to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants only if a registration statement relating to the warrant shares underlying the warrants is then in effect, or the exercise of such warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants or other persons to whom it is proposed that warrant shares be issued on exercise of the warrants reside.

No fractional warrant shares will be issued upon exercise of the warrants. We will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional warrant shares less a corresponding fraction of the exercise price.

The holders of the warrants will have no right to vote on matters submitted to our stockholders and will have no right to receive dividends. The holders of the warrants will not be entitled to share in our assets in the event of our liquidation, dissolution or the winding up. In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts that we may reject with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

In the event of a taxable distribution to holders of our common stock that results in an adjustment to the exercise price or the number of warrant shares or other consideration for which a warrant may be exercised, the holders of the warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See “Material U.S. Federal Income Tax Considerations.”

Adjustments

The number of warrant shares purchasable upon exercise of warrants and the exercise price are subject to adjustment in certain events including:

•	the payment by us of dividends and other distributions on our common stock,

•	subdivisions, combinations and reclassifications of our common stock,

•	the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for our common stock or securities convertible into, or exchangeable or exercisable for, our common stock at a price which is less than the fair market value per share, as defined in the indenture, of our common stock,

•	certain distributions to all holders of our common stock of any of our assets or debt securities or any rights or warrants to purchase any such securities, excluding those rights and warrants referred to in the immediately preceding bullet,

•	the issuance of shares of our common stock for consideration per share less than the then fair market value per share of our common stock, excluding securities issued in transactions referred to in the four preceding bullets and the following bullet and subject to certain exceptions,

•	the issuance of securities convertible into or exchangeable for our common stock for a conversion or exchange price plus consideration received upon issuance less than the then fair market value per share of our common stock at the time of issuance of such convertible or exchangeable security, excluding securities issued in transactions referred to in the first four bullets above, and

•	certain other events that could have the effect of depriving holders of the warrants of the benefit of all or a portion of the purchase rights evidenced by the warrants.

Adjustments to the exercise price will be calculated to the nearest cent. No adjustment will be made for any of the transactions described above if holders of warrants participate in the transaction on a basis and with notice that our Board of Directors determines to be fair and appropriate in light of the basis and notice and on which other holders of our common stock participate in the transaction. In no event will the exercise price be adjusted to fall below the par value per share of our common stock, which currently is $0.01.

For purposes of this description:

•	“disinterested director” means, in connection with any issuance of securities that gives rise to a determination of the fair market value thereof, each member of our Board of Directors who is not an officer, employee, director or other affiliate of the party to whom we are proposing to issue the securities giving rise to such determination.

•	“fair market value” per security at any date of determination shall be:

•	in connection with a sale to a party that is not our affiliate in an arm’s-length transaction, which we refer to as a non-affiliate sale, the price per security at which such security is sold, and

•	in connection with any sale to any of our affiliates,

•	the last price per security at which such security was sold in a non-affiliate sale within the three-month period preceding such date of determination, or

•	if the condition in the preceding bullet is not applicable, the fair market value of such security determined in good faith by (1) a majority of our Board of Directors, including a majority of the disinterested directors, and approved in a board resolution delivered to the warrant agent or (2) a nationally recognized investment banking, appraisal or valuation firm, which is not our affiliate, in each case taking into account, among all other factors deemed relevant by our Board of Directors or such investment banking, appraisal or valuation firm, the trading price and volume of such security on any national securities exchange or automated quotation system on which such security is traded.

No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least 1.0% in the exercise price, except that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment. In the case of certain consolidations or mergers involving us, or the sale of all or substantially all of our assets to another corporation:

•	each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior to such event, and

•	the person formed by or surviving any such consolidation or merger, if other than us, or to which such sale is made assumes our obligations under the warrant agreement.

Reservation of Shares

We have authorized and reserved for issuance and will at all times reserve and keep available the number of shares of our Class A common stock that will be issuable upon the exercise of all outstanding warrants. Those shares of our Class A common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

From time to time, we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the legal rights of any holder. Any amendment or supplement to the warrant agreement that adversely affects the legal rights of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants, excluding warrants held by us or any of our affiliates. The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of warrant shares purchasable upon exercise of warrants would be decreased, other than pursuant to adjustments provided in the warrant agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of the warrants and the shares of our Class A common stock issuable upon exercise of the warrants. This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, administrative pronouncements, judicial decisions and final, temporary and proposed regulations, all of which are subject to change. Any such change could be applied retroactively in a way that could cause the tax consequences to differ from the consequences described below, possibly with adverse effect.

This summary applies only to persons who hold the warrants and the shares of our Class A common stock issuable upon the exercise of the warrants as capital assets within the meaning of Section 1221 of the Code, that is, for investment purposes. This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders in light of their special circumstances or to holders subject to special tax rules. These would include financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, persons who hold the notes and warrants through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding the notes and warrants as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

You should consult your own tax advisor regarding the application of U.S. federal income tax laws to your particular situation and the consequences of federal estate and gift tax laws and the laws of any state, local, foreign or other taxing jurisdiction.

As used this summary, the term “U.S. holder” means a beneficial owner of a warrant or the shares of our Class A common stock issuable upon the exercise of the warrants that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of a warrant or the shares of our Class A common stock issuable upon the exercise of the warrants that is not a U.S. holder.

Tax Consequences to U.S. Holders

Tax Treatment of the Warrants

A holder generally will not recognize gain or loss upon exercise of a warrant, except with respect to any cash received in lieu of a fractional share. The holder will have a tax basis in the shares of our Class A common stock received on exercise of the warrant equal to the sum of the holder’s tax basis in the warrant and the exercise price paid in respect of the exercise. The holding period of common stock received upon the exercise of a warrant will begin on the day the warrant is exercised.

If a warrant expires without being exercised, a holder will recognize a capital loss in an amount equal to the holder’s tax basis in the warrant. Upon the sale or exchange of a warrant, a holder will generally recognize a capital gain or loss equal to the difference, if any, between the amount realized on such sale or exchange and the holder’s tax basis in the warrant. Such capital gain or loss will be long-term capital gain or loss if, at the time of such sale or exchange, the warrant has been held for more than one year.

Generally, a holder’s tax basis in a warrant will equal the amount paid by the holder to acquire the warrant. The warrants were originally issued as part of a unit comprised of a warrant and a discount note. If a holder acquired a warrant as part of such a unit, the amount paid for the warrant is the portion of the amount paid for the unit allocable to the warrant, based on the relative fair market values of the warrant and the discount note comprising the unit on the date of acquisition. In the case of a warrant that the holder acquired as part of a unit at original issue, the issue price of each such unit was $519.66, and we treated $65.01 of that issue price as allocable to the warrant, based on our estimate of the relative fair market values of the warrants and discount notes comprising the units on the issue date. Under the investment unit rules of Section 1273(c)(2) of the Code, our allocation is binding on holders who acquired their warrants at original issue, but not on the Internal Revenue Service, unless the holder explicitly discloses a contrary position in a statement attached to the holder’s timely filed United States federal income tax return for the taxable year in which the holder acquired the unit.

Adjustments to the conversion ratio of the warrants, or the failure to make adjustments, may in certain circumstances result in the receipt of taxable constructive dividends by the holder, in which event the holder’s tax basis in the warrants would be increased by an amount equal to the constructive dividend. If the exercise price of the warrants is a nominal amount, which is the case of the warrants, the IRS may treat the warrants as stock.

Information Reporting and Backup Withholding

Dividends with respect to the shares of our Class A common stock issuable upon the exercise of the warrants and proceeds received from a disposition of those shares or the warrants generally will be reported to U.S. holders and to the IRS, other than certain exempt recipients, such as corporations, on Internal Revenue Service Form 1099. A backup withholding tax, currently at the rate of 28% but subject to future adjustment, may apply to such payments if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or other required certification or if the holder has been notified by the IRS that the holder is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s federal income tax returns. Certain U.S. holders, including generally corporations and tax-exempt entities, are exempt from information reporting and backup withholding.

The amount of any backup withholding from a payment to a U.S. holder is not an additional tax and is allowable as a credit against such U.S. holder’s U.S. federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is furnished to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Exercise of the Warrants and Sale, Exchange or Disposition of the Warrants or Warrant Shares

The U. S. federal income tax consequences of the exercise of a warrant by a non-U.S. holder generally are the same as described above for a U.S. holder.

A non-U.S. holder of a warrant or shares of our Class A common stock issuable upon the exercise of the warrants generally will not be subject to United States federal income tax on any gain realized upon a sale, exchange or other disposition of the warrant or shares unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the holder;

•	the holder is an individual who is present in the U.S. for at least 183 days during the year of disposition of the warrant or shares and other conditions are satisfied; or

•	section 897 of the Code applies to the holder.

If a non-U.S. holder of a warrant or our Class A common stock is engaged in a trade or business in the United States and the holder’s investment in the warrant or Class A common stock is effectively connected with such trade or business, the holder will be subject to regular United States federal income tax on any gain realized upon a sale or exchange of the warrant or Class A common stock in the same manner as a U.S. holder. If the non-U.S. holder is a foreign corporation, the holder also may be subject to the branch profits tax. If a holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

We believe that we are currently a United States real property holding corporation and that we are likely to remain one. As a result, section 897 may require any gain realized by a non-U.S. holder upon a sale or exchange of a warrant or our Class A common stock to be treated as effectively connected with the conduct of a trade or business in the United States and taxable in the manner described above. In addition, if we are a United States real property holding corporation, section 1445 of the Code may impose certain United States withholding tax, at a rate of 10%, on the sale or exchange or a warrant or our Class A common stock by a non-U.S. holder. As long as our Class A common stock continues to be regularly traded on the New York Stock Exchange, however, we believe that a non-U.S. holder will not be subject to United States federal income tax under section 897 on any gain realized upon a sale or exchange or a warrant or our Class A common stock, so long as the following conditions are met:

•	in the case of a disposition of a warrant, and if the warrants are regularly traded on an established securities market within the meaning of applicable regulations, the holder has not directly or indirectly owned more than 5% of the total fair market value of the outstanding warrants at any time during the five-year period preceding the disposition;

•	in the case of a disposition of Class A common stock, the holder has not directly or indirectly owned more than 5% of the total fair market value of the outstanding Class A common stock at any time during the five-year period preceding the disposition; and

•	in the case of a disposition of a warrant, if the warrants are not regularly traded on an established securities market within the meaning of applicable regulations, on the date of acquisition by the holder of any of the warrants or other interests in our company, other than an interest solely as a creditor, that are not regularly traded on an established securities market, the aggregate fair market value of all warrants and other interests in our company that are not regularly traded on an established securities market and are owned directly or indirectly by the holder does not exceed 5% of the aggregate value of our outstanding Class A common stock.

In addition, as long as our Class A common stock continues to be regularly traded on the New York Stock Exchange, a non-U.S. holder generally should not be subject to withholding under section 1445 on the sale or exchange of a warrant or our Class A common stock. We urge you to consult with your tax advisor to determine whether you meet these conditions, or whether you otherwise qualify for exemption from section 897 and section 1445.

Dividends on Warrant Shares

Dividends paid to a non-U.S. holder with respect to shares of our Class A common stock and any deemed dividends resulting from adjustments to the conversion ratio of the warrants, or the failure to make adjustments, will be subject to U.S. withholding tax on the gross amount at a rate of 30%, except where an applicable income tax treaty provides for the reduction of the withholding tax or where the dividends are effectively connected with the holder’s conduct of a trade or business in the United States.

In order to claim the benefit of a reduced rate of withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide proper certification of the holder’s eligibility for the reduced rate, usually on an IRS Form W-8BEN. Special certification rules apply to non-U.S. holders that are foreign partnerships or foreign trusts.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States, and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder, will not be subject to U.S. withholding tax provided that applicable certification and disclosure requirements are satisfied. Instead, such effectively connected dividends will be subject to United States federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If the non-U.S. holder is a foreign corporation, effectively connected income may also be subject to the branch profits tax.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to non-U.S. holders and the amount of tax we withhold on these distributions, regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country of residence of the non-U.S. holder pursuant to the provisions of an applicable income tax or exchange of information treaty.

The United States imposes a backup withholding tax, currently at the rate of 28% but subject to future adjustment, on dividends and certain other types of payments to U.S. persons. A non-U.S. holder will not be subject to backup withholding tax on dividends if the holder provides proper certification, usually on an IRS Form W-8BEN, of the holder’s status as a non-U.S. person.

In general, information reporting and backup withholding are not required with respect to the amount of any proceeds from the sale by a non-U.S. holder of a warrant or shares of our Class A common stock if the sale is made outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if the sale is made through a U.S. broker or the United State office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to the non-U.S. holder and also withhold backup withholding taxes unless the holder provides appropriate certification, usually on an IRS Form W-8BEN, to the broker. Information reporting but not backup withholding also applies, unless the appropriate certification is provided, if the sale is made through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s federal income tax liability, provided that the required information is furnished to the IRS.

Non-U.S. holders should consult with their tax advisor regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedures for obtaining those exemptions, if available.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The accompanying unaudited pro forma condensed combined financial statements present the pro forma combined financial position and results of operations of the combined company based upon the historical financial statements of American Tower and SpectraSite, after giving effect to the merger and adjustments described in the accompanying footnotes, and are intended to reflect the impact of the pending SpectraSite merger on American Tower. The accompanying unaudited pro forma condensed combined financial statements are based upon the historical financial statements and have been developed from the (1) audited consolidated financial statements of American Tower contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which are incorporated by reference into this prospectus; (2) unaudited condensed consolidated financial statements of American Tower contained its Quarterly Report on Form 10-Q for the three months ended March 31, 2005, which are incorporated by reference in this prospectus; (3) the audited consolidated financial statements of SpectraSite contained in its Annual Report on Form 10-K for the year ended December 31, 2004, which are incorporated by reference in this prospectus and (4) unaudited condensed consolidated financial statements of SpectraSite contained its Quarterly Report on Form 10-Q for the three months ended March 31, 2005, which are incorporated by reference in this prospectus. The unaudited pro forma condensed combined financial statements are prepared using the purchase method of accounting, with American Tower treated as the acquirer and as if the merger with SpectraSite had been consummated on March 31, 2005 for purposes of preparing the unaudited condensed combined balance sheet as of March 31, 2005 and January 1, 2004 for purposes of preparing the unaudited condensed combined statements of operations for the year ended December 31, 2004 and the three months ended March 31, 2005.

As of the date of this prospectus, American Tower has not performed the detailed valuation studies necessary to arrive at the required estimates of the fair market value of the SpectraSite assets to be acquired and the SpectraSite liabilities to be assumed and the related allocations of purchase price, nor has it identified the adjustments necessary, if any, to conform SpectraSite’s accounting policies to American Tower’s accounting policies. However, as indicated in note (a) to the unaudited pro forma condensed combined financial statements, American Tower has made certain adjustments to the March 31, 2005 historical book values of the assets and liabilities of SpectraSite to reflect certain preliminary estimates of the fair values necessary to prepare the unaudited pro forma condensed combined financial statements. Any excess purchase price over the historical net assets of SpectraSite, as adjusted to reflect estimated fair values, has been recorded as goodwill. Actual results may differ from these unaudited pro forma condensed combined financial statements once American Tower has determined the final purchase price for SpectraSite and has completed the valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming accounting changes for SpectraSite. There can be no assurance that such finalization will not result in material changes.

The accompanying unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of American Tower would have been had the SpectraSite merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The unaudited pro forma condensed combined financial statements do not include the realization of cost savings from operating efficiencies or restructuring costs anticipated to result from the SpectraSite merger. The unaudited pro forma condensed combined financial statements should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of American Tower and SpectraSite that are incorporated by reference in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2005

(In thousands)

	American Tower	SpectraSite	Pro Forma Adjustments (a)		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$122,797	$69,709			$192,506
Accounts receivable, net	30,424	10,300			40,724
Prepaid and other current assets	45,299	14,198			59,497

Total current assets	198,520	94,207			292,727

PROPERTY AND EQUIPMENT, net	2,231,278	1,149,068	$550,000	(a2)	3,930,346
OTHER INTANGIBLE ASSETS, net	967,229	149,776	1,350,224	(a3)	2,467,229
GOODWILL	592,683	2,827	1,475,285	(a4)	2,070,795
DEFERRED INCOME TAXES	642,145		(642,145)	(a5)
NOTES RECEIVABLE AND OTHER LONG-TERM ASSETS	293,045	54,595	(27,466)	(a6)	320,174

TOTAL	$4,924,900	$1,450,473	$2,705,898		$9,081,271

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued expenses and other current liabilities	$192,674	$91,904	$20,075	(a7)	$304,653
Current portion of long-term obligations	5,350	4,000			9,350

Total current liabilities	198,024	95,904	20,075		314,003

LONG-TERM OBLIGATIONS	3,141,835	745,000	10,252	(a8)	3,897,087
OTHER LONG-TERM LIABILITIES	126,740	99,542	(41,466)	(a9)	184,816
DEFERRED INCOME TAXES			71,767	(a5)	71,767

Total liabilities	3,466,599	940,446	60,628		4,467,673

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST IN SUBSIDIARIES	5,970				5,970
STOCKHOLDERS’ EQUITY:
Common stock	2,308	505	1,173	(a1)	3,986
Additional paid-in capital	4,025,353	727,532	2,426,087	(a1)	7,178,972
Accumulated deficit	(2,570,964)	(12,566)	12,566	(a1)	(2,570,964)
Treasury stock	(4,366)	(205,444)	205,444	(a1)	(4,366)

Total stockholders’ equity	1,452,331	510,027	2,645,270		4,607,628

TOTAL	$4,924,900	$1,450,473	$2,705,898		$9,081,271

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2004

(In thousands, except per share data)

	American Tower	SpectraSite	Pro Forma Adjustments		Pro Forma Combined
REVENUES:
Rental and management	$684,422	$355,148			$1,039,570
Network development services	22,238				22,238

Total operating revenues	706,660	355,148			1,061,808

OPERATING EXPENSES:
Rental and management	237,312	123,801	$27,802	(b1)	388,915
Network development services	18,801				18,801
Depreciation, amortization and accretion	329,449	117,503	(13,087)	(c1)	524,365
			30,500	(c2)
			60,000	(c3)
Corporate general, administrative and development expense	27,468	53,199	(25,402)	(b2)	55,265
Impairments, net loss on sale of long-lived assets and restructuring expense	23,876				23,876

Total operating expenses	636,906	294,503	79,813		1,011,222

OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS	69,754	60,645	(79,813)		50,586

OTHER INCOME (EXPENSE):
Interest income, TV Azteca, net	14,316				14,316
Interest income	4,844	1,380			6,224
Interest expense	(262,237)	(49,510)	1,577	(d)	(310,170)
Loss on retirement of long-term obligations	(138,016)				(138,016)
Other (expense) income	(2,798)	27,180			24,382

Total other (expense) income	(383,891)	(20,950)	1,577		(403,264)

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, MINORITY INTEREST AND LOSS ON EQUITY METHOD INVESTMENTS	(314,137)	39,695	(78,236)		(352,678)
Income tax benefit (provision)	80,176	(15,769)	26,787	(e)	91,194
Minority interest in net earnings of subsidiaries	(2,366)				(2,366)
Loss on equity method investments	(2,915)				(2,915)

(LOSS) INCOME FROM CONTINUING OPERATIONS	$(239,242)	$23,926	$(51,449)		$(266,765)

LOSS PER COMMON SHARE FROM CONTINUING OPERATIONS	$(1.07)				$(0.68)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	224,336		167,782	(f)	392,118

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the three months ended March 31, 2005

(In thousands, except per share data)

	American Tower	SpectraSite	Pro Forma Adjustments		Pro Forma Combined
REVENUES:
Rental and management	$181,570	$93,816			$275,386
Network development services	2,785				2,785

Total operating revenues	184,355	93,816			278,171

OPERATING EXPENSES:
Rental and management	60,180	31,508	$7,220	(b1)	98,908
Network development services	2,202				2,202
Depreciation, amortization and accretion	81,971	30,587	(3,055)	(c1)	132,128
			7,625	(c2)
			15,000	(c3)
Corporate general, administrative and development expense	6,973	15,170	(6,620)	(b2)	15,523
Impairments, net loss on sale of long-lived assets and restructuring expense	2,777				2,777

Total operating expenses	154,103	77,265	20,170		251,538

OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS	30,252	16,551	(20,170)		26,633

OTHER INCOME (EXPENSE):
Interest income, TV Azteca, net	3,498				3,498
Interest income	699	266			965
Interest expense	(54,716)	(11,604)	393	(d)	(65,927)
Loss on retirement of long-term obligations	(15,042)				(15,042)
Other income	670	14,013			14,683

Total other (expense) income	(64,891)	2,675	393		(61,823)

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, MINORITY INTEREST AND LOSS ON EQUITY METHOD INVESTMENTS	(34,639)	19,226	(19,777)		(35,190)
Income tax benefit (provision)	4,338	(7,594)	6,783	(e)	3,527
Minority interest in net earnings of subsidiaries	(55)				(55)
Loss on equity method investments	(1,098)				(1,098)

(LOSS) INCOME FROM CONTINUING OPERATIONS	$(31,454)	$11,632	$(12,994)		$(32,816)

LOSS PER COMMON SHARE FROM CONTINUING OPERATIONS	$(0.14)				$(0.08)

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	230,158		167,782	(f)	397,940

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(a)	The pro forma condensed combined balance sheet has been adjusted to reflect the preliminary allocation of the purchase price to identifiable net assets acquired and the excess purchase price to goodwill. The purchase price allocation included within these unaudited pro forma condensed combined financial statements is based upon a purchase price of approximately $3.2 billion. This amount was derived from the estimated number of shares of American Tower Class A common stock to be issued of approximately 167.8 million, based on the outstanding shares of SpectraSite common stock on May 2, 2005 and the exchange ratio of 3.575 per each SpectraSite share, at a price of $17.21 per share, the average closing price of American Tower Class A common stock for the two days prior to, including and two days subsequent to the signing of the merger agreement and the public announcement of the merger. The actual number of newly issued shares of American Tower Class A common stock to be delivered in connection with the merger will be based upon the actual number of SpectraSite shares issued and outstanding when the merger closes. The purchase price also includes the fair value of warrants and options to be issued as of the closing date of the merger in exchange for similar securities of SpectraSite and the estimated American Tower transaction costs. The preliminary consideration is as follows:

		Common Shares (stated value $.01 share)	Capital in Excess of Par Value	Total
		(In thousands)
(a1)	Issuance of American Tower Class A common stock to SpectraSite stockholders (167.8 million shares at $17.21)	$1,678	$2,886,191	$2,887,869
(a1)	Fair value of options to be issued			162,348
(a1)	Fair value of warrants to be issued			105,080
(a7)	Estimated American Tower transaction costs			20,075

	Total consideration			$3,175,372

American Tower has not completed an assessment of the fair value of assets and liabilities of SpectraSite and the related business integration plans. The table below represents a preliminary allocation of the total consideration to American Tower’s tangible and intangible assets and liabilities based on management’s preliminary estimate of their respective fair values as of the date of the merger.

		Total
		(In thousands)
(a1)	Elimination of SpectraSite’s historical net book value	$510,027
(a2)	Adjustment to fair value property and equipment	550,000
(a3)	Elimination of SpectraSite’s historical intangible asset related to customer contracts	(149,776)
(a3)	Adjustment to fair value of intangible assets related to customer contracts, customer relationships and network/location	1,500,000
(a4)	Elimination of SpectraSite’s historical goodwill	(2,827)
(a4)	Residual goodwill created from the merger	1,478,112
(a5)	Adjustment to deferred tax asset (liability) for net impact of purchase accounting adjustments	(713,912)
(a6)	Elimination of SpectraSite’s historical deferred rent asset	(27,466)
(a8)	Adjustment to fair value long-term debt	(10,252)
(a9)	Elimination of SpectraSite’s historical deferred rent liability	41,466

	Total consideration allocated	$3,175,372

Upon completion of the fair value assessment after the merger, American Tower anticipates that the ultimate purchase price allocation will differ from the preliminary assessment outlined above. Any changes to the

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

initial estimates of the fair value of the assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

For purposes of the preliminary allocation, American Tower has estimated a fair value adjustment for SpectraSite’s property and equipment based on an estimated average fair value for each wireless tower of $0.2 million and the original cost for each broadcast tower. The fair value of the remaining property and equipment is based on historical book values as of March 31, 2005. For purposes of computing pro forma depreciation expense, an average remaining life of twelve years has been estimated for SpectraSite wireless towers.

For purposes of the preliminary allocation, American Tower has estimated a fair value for SpectraSite’s intangible asset related to customer contracts, customer relationships and network/location based on the net present value of the projected income stream of those intangible assets. The fair value adjustment is being amortized over an estimated useful life of twenty-five years. For perspective, a 10% change in the allocation between these intangible assets and goodwill, would result in a change in amortization expense, with a corresponding change in annual net income (loss) of approximately $3.9 million after-tax or $0.01 per share.

Deferred income tax impacts as a result of purchase accounting adjustments are estimated at the American Tower statutory rate for periods presented, which represents our best estimate of American Tower statutory income tax rates for all tax jurisdictions.

(b)	The unaudited pro forma condensed combined statements of operations have been adjusted to reflect:

(b1)	the presentation of SpectraSite’s selling, general and administrative expenses to conform to American Tower’s financial statement presentation.

(b2)	the effect of amortizing stock compensation for the intrinsic value of SpectraSite’s unvested in-the-money stock options assumed by American Tower upon consummation of the merger of approximately $2.4 million and $0.6 million for the year ended December 31, 2004 and three months ended March 31, 2005, respectively.

(c)	The unaudited pro forma condensed combined statements of operations have been adjusted to reflect:

(c1)	the elimination of SpectraSite’s historical intangible asset amortization due to the elimination of SpectraSite’s historical intangible asset related to customer contracts. See note (a3).

(c2)	the increase in depreciation expense resulting from the fair value adjustments to SpectraSite’s property and equipment. See note (a2).

(c3)	the increase in amortization expense resulting from the fair value of SpectraSite’s intangible asset related to customer contracts, customer relationships and network/location. See note (a3).

See note (a) for the estimated impact of changes in estimates related to the allocation of the purchase price.

(d)	The unaudited pro forma condensed combined statements of operations have been adjusted to reflect lower interest expense due to the adjustment of SpectraSite’s long-term debt to fair value. See note (a8). The difference between the fair value and the face amount of each borrowing is amortized as a reduction in interest expense over the remaining term of the borrowings.

(e)	The unaudited pro forma condensed combined statements of operations have been adjusted to reflect aggregate pro forma income tax effect of notes (b), (c) and (d) above using the combined statutory rates.

(f)	Pro forma combined basic net loss per common share is based on the combined weighted average shares outstanding after conversion of shares of SpectraSite common stock into shares of American Tower Class A common stock resulting from the merger and presented and calculated using the combined loss from continuing operations. Net loss per share calculations do not include potential common shares issuable pursuant to options, warrants and convertible notes of approximately 87.4 million and 86.5 million for the year ended December 31, 2004 and three months ended March 31, 2005, respectively, as their effect is anti-dilutive.

PLAN OF DISTRIBUTION

Selling securityholders may offer and sell, from time to time, the warrants and the shares of our Class A common stock issuable upon exercise of the warrants covered by this prospectus. We refer to both the warrants and the underlying shares of common stock, individually and together, as the securities. The term selling securityholders includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling securityholders may sell their securities by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.

The shares of our Class A common stock issuable upon exercise of the warrants will be listed, and may be traded, on the New York Stock Exchange under the symbol “AMT.”

In addition, the selling securityholders may sell any securities that qualify for sale pursuant to Rule 144 under the Securities Act rather than pursuant to this prospectus.

To the extent required, we may amend or supplement this prospectus to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of shares of our Class A common stock in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell shares of our Class A common stock short and redeliver the securities to close out their short positions. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of securities offered by this prospectus, which securities the broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect the transaction. The selling securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus, as supplemented or amended to reflect the transaction.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be treated as “underwriters” within the meaning of the Securities Act in connection with sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be treated as underwriting discounts and commissions.

In order to comply with the securities laws of certain states, the securities must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling securityholders and other participating persons. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular security being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

We will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We and the selling securityholders have each agreed to indemnify the other against certain liabilities, including certain liabilities arising under the Securities Act, or, in the alternative, that each party will be entitled to contribution in connection with those liabilities.

Under the Warrant Registration Rights Agreement with the initial purchasers of the warrants, we were obligated to use our best efforts to keep the registration statement, of which this prospectus forms a part, effective until January 29, 2005. While we have filed this registration statement to facilitate resales of the warrants and the underlying shares, subject to certain exceptions, we are no longer obligated to keep the registration statement effective for any specified period of time.

LEGAL MATTERS

The validity of the warrants offered by this prospectus and of the shares of our Class A common stock that may be issued upon exercise of the warrants and offered by this prospectus will be passed upon for us by our counsel, Palmer & Dodge LLP, Boston, Massachusetts. In rendering its opinion, Palmer & Dodge LLP has relied on the opinion of Latham & Watkins LLP with respect to matters of New York law. A partner of Palmer & Dodge LLP holds options to purchase 7,200 shares of our Class A common stock at $18.75 per share.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from American Tower Corporation’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 29, 2005 (which reports (1) express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, and (2) express an adverse opinion on the effectiveness of internal control over financial reporting and includes an explanatory paragraph relating to a material weakness identified), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of SpectraSite, Inc. appearing in SpectraSite, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 and SpectraSite, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that SpectraSite, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, based on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described therein), included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the registrant. The table does not include any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the securities. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$28,847
Legal fees and expenses	30,000
Accounting fees and expenses	30,000
Miscellaneous expenses	30,000

Total	$118,847

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The registrant has included such a provision in Article Sixth of its restated certificate of incorporation.

Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. Article XII of the registrant’s By-Laws provides that the registrant shall indemnify each person who is or was an officer or director of the registrant to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

The registrant has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

ITEM 16. EXHIBITS.

See Exhibit Index immediately following the signature page.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on this 20th day of July, 2005.

AMERICAN TOWER CORPORATION

By:	/s/ JAMES D. TAICLET, JR.
James D. Taiclet, Jr. Chairman, President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of American Tower Corporation, hereby severally constitute and appoint James D. Taiclet, Jr., Bradley E. Singer and William H. Hess and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and any related registration statements filed pursuant to Rule 462(b), and to file the same, with exhibits thereto and other documents in connection therewith, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable American Tower Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAMES D. TAICLET, JR. James D. Taiclet, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	July 20, 2005

/s/ BRADLEY E. SINGER Bradley E. Singer	Chief Financial Officer and Treasurer (Principal Financial Officer)	July 20, 2005

/s/ TIMOTHY F. ALLEN Timothy F. Allen	Senior Vice President, Finance and Controller (Principal Accounting Officer)	July 20, 2005

/s/ RAYMOND P. DOLAN Raymond P. Dolan	Director	July 20, 2005

/s/ CAROLYN F. KATZ Carolyn F. Katz	Director	July 20, 2005

/s/ GUSTAVO LARA CANTU Gustavo Lara Cantu	Director	July 20, 2005

/s/ FRED R. LUMMIS Fred R. Lummis	Director	July 20, 2005

/s/ PAMELA D. A. REEVE Pamela D. A. Reeve	Director	July 20, 2005

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of May 3, 2005, by and among American Tower Corporation, Asteroid Merger Sub, LLC and SpectraSite, Inc. (incorporated by reference from Exhibit 2.1 to American Tower Corporation’s Registration Statement on Form S-4 (File No. 333-125328) filed on June 15, 2005).

4.1	Restated Certificate of Incorporation, as amended, of the Company as filed with the Secretary of State of the State of Delaware on June 4, 1999 (incorporated by reference to Exhibit 3(i) to American Tower Corporation’s Quarterly Report on Form 10-Q (File No. 001-14195) filed on August 16, 1999).

4.2	By-Laws, as amended November 13, 2003, of the Company (incorporated by reference to Exhibit 3.2 to American Tower Corporation’s Annual Report on Form 10-K (File No. 001-14195) filed on March 12, 2004).

4.3	Warrant Agreement by and among the Company, American Tower Escrow Corporation, and the Guarantors named therein, dated as of January 29, 2003 (incorporated by reference to Exhibit 4.6 to American Tower Corporation’s Annual Report on Form 10-K (File No. 001-14195) filed on March 24, 2003).

4.4	Warrant Registration Rights Agreement, dated as of January 29, 2003, by and between the Company and the Initial Purchasers named therein with respect to Warrants to purchase shares of Class A common stock of the Company (incorporated by reference to Exhibit 10.12 to American Tower Corporation’s Annual Report on Form 10-K (File No. 001-14195) filed on March 24, 2003).

4.5	Form of Warrant to purchase an aggregate of 11,389,012 shares of Class A Common Stock of the Company (incorporated by reference to Exhibit 4.7 to American Tower Corporation’s Annual Report on Form 10-K (File No. 001-14195) filed on March 24, 2003).

5.1	Opinion of Palmer & Dodge LLP.

5.2	Opinion of Latham & Watkins LLP.

23.1	Consent of Independent Registered Public Accounting Firm—Deloitte & Touche LLP.

23.2	Consent of Palmer & Dodge LLP (included in Exhibit 5.1).

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.2).

23.4	Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP.

24	Powers of Attorney (included on the signature page of the initial filing of this registration statement).